Exhibit 1.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

January 25, 2013

In this Management’s Discussion and Analysis (MD&A), “we”, “Nordion”, and “the Company” refer to Nordion Inc. In this MD&A, we explain Nordion’s results of operations and cash flows for the year ended October 31, 2012, and our financial position as of October 31, 2012. You should read this MD&A in conjunction with our audited consolidated financial statements and related note disclosures for the same period. Readers are also referred to Nordion’s unaudited quarterly consolidated financial statements and quarterly MD&As for fiscal 2012, the Company’s Annual Information Form for fiscal 2012 (AIF), the Company’s 2012 Annual Report, and 2012 Form 40-F. These documents and additional information regarding Nordion are available on Nordion’s website at www.nordion.com or at www.sedar.com and www.sec.gov.

Our MD&A is intended to enable readers to gain an understanding of Nordion’s current results of operations, cash flows and financial position. To do so, we provide information and analysis comparing our results of operations, cash flows and financial position for the current fiscal year with those of the preceding fiscal year. We also provide analysis and commentary that we believe will help investors assess Nordion’s future prospects. Accordingly, certain sections of this report contain forward-looking statements that are based on our current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in our 2012 AIF and this document that could have a material impact on Nordion’s future prospects. We caution our readers that actual events and results may vary materially from those anticipated in these forward-looking statements.

Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, risks and uncertainties that are discussed in greater detail in the “Risk Factors” section in our 2012 AIF, and elsewhere in this MD&A.

We have prepared our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. Amounts are in thousands of United States (U.S.) dollars, except per share amounts and where otherwise noted.

We have organized our MD&A into five sections:

Nordion Inc. Fiscal 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

1) Business Overview

Our business

Nordion is a global health science company providing market-leading products and services used for the prevention, diagnosis and treatment of disease. Our products benefit the lives of millions of people in more than 60 countries around the world and are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. We have approximately 500 highly skilled employees worldwide.

On September 12, 2012, Nordion announced an organizational realignment that resulted in changes to our segments.  We have organized our operations into a Business Unit model with two distinct Business Units: Targeted Therapies and Specialty Isotopes, each of which are supported by centralized corporate functions. The Specialty Isotopes Business Unit includes two segments: Sterilization Technologies and Medical Isotopes.

The results reported in our 2012 financial statements and this MD&A reflect our new segment structure.  We continue to report our operations as three business segments: Targeted Therapies, Sterilization Technologies, and Medical Isotopes, as well as certain corporate functions and activities reported as Corporate and Other.  The primary change to our segment reporting is that Contract Manufacturing is now reported in Medical Isotopes but was previously reported in Targeted Therapies.  Prior years have been restated to reflect this change.

Targeted Therapies
Our Targeted Therapies segment is focused on the targeted treatment of cancer. Our Targeted Therapies product, TheraSphere®, is used in the treatment of liver cancer by targeting the disease from within the body with a higher concentration of radiation directed to the tumor, thereby limiting both damage to surrounding healthy tissue and side effects for the patient. TheraSphere is used in the treatment of both inoperable primary and metastatic liver cancer, and has approvals and is reimbursed in certain key markets.

We are currently conducting three clinical Phase III trials (trials to determine the effectiveness of a product):  i) STOP-HCC is a trial focused on obtaining full approval in the U.S. for TheraSphere as a treatment for primary hepatocellular carcinoma (HCC); ii) EPOCH is a trial intended to be used to obtain Pre-market Approval in the U.S. for treatment of metastatic colorectal cancer to the liver; and, iii) YES-P is an Europe-focused trial in a subset of primary liver cancer patients with portal vein thrombosis (PVT). We anticipate activation of sites in Europe for the YES-P trial in 2013.

Sterilization Technologies
Our Sterilization Technologies segment is focused on the prevention of disease through terminal (in final packaging) sterilization of medical products and devices, as well as food and consumer products. We produce and install Cobalt-60 (Co-60) radiation sources and design, construct, install, and maintain commercial gamma sterilization systems, referred to as production irradiators.

We are one of the world's leading suppliers of Co-60, an isotope that produces the gamma radiation that destroys harmful micro-organisms. Gamma sterilization technologies are used globally to sterilize approximately 40% of single use medical products including disposable medical devices and supplies such as surgeon's gloves, syringes, sutures, and catheters, as well as pharmaceuticals. Gamma sterilization is also used for the treatment of food and consumer products.

Medical Isotopes
Our Medical Isotopes segment primarily focuses on products used in the diagnosis and treatment of diseases, including cardiac and neurological conditions, and several types of cancer. According to the World Nuclear Association, over 10,000 hospitals worldwide use radioisotopes in medicine with about 90% of the procedures being for diagnosis.

We sell a breadth of isotopes, which our customers incorporate into products that are used in these medical procedures. Our primary product is Molybdenum-99 (Mo-99), which decays into Technetium-99 (Tc-99m), utilized in approximately 80% of nuclear medical procedures worldwide (source: World Nuclear Association).

Mo-99 is produced in a nuclear reactor along with other isotopes including Xe-133 (used in lung scans), I-131 (used to treat hyperthyroidism, thyroid cancer and non-Hodgkin’s lymphoma), and I-125 (used to treat prostate cancer).  We refer to isotopes produced in nuclear reactors as Reactor isotopes.

We manufacture other isotopes at our facility in Vancouver, Canada using equipment referred to as a cyclotron; these are reported as Cyclotron isotopes.  We are also a contract manufacturer of Bexxar®, a radiotherapeutic, and until early 2011 manufactured CardioGen-82®, a cardiovascular positron emission tomography (PET) imaging agent.

Nordion Inc. Fiscal 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

Corporate and Other
Nordion is a publicly traded company listed on the Toronto Stock Exchange (TSX: NDN) and on the New York Stock Exchange (NYSE: NDZ). The number of outstanding Nordion common shares at October 31, 2012 and January 25, 2013 was 61,909,101.

Certain of Nordion’s shared corporate functions and activities are reported as Corporate and Other. Our corporate and public company functions were consolidated and streamlined at our Ottawa, Canada headquarters during 2010 and 2011.

For a detailed description of our Targeted Therapies, Sterilization Technologies, and Medical Isotopes businesses, see “Section 4, Description of the Business” in our 2012 AIF.

Nordion Inc. Fiscal 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

2012 business and corporate developments

Engaging in Review of Strategic Alternatives

With a view to enhancing shareholder value and creating new opportunities the Company has initiated a review of strategic alternatives. Jefferies & Company has been engaged to advise and assist in this review. No decision has been made to enter into any specific strategic transaction or any other strategic alternative at this time, and there can be no assurance that Nordion will enter into a transaction in the future. The Company does not plan to disclose or comment on developments regarding the strategic review process until further disclosure is deemed appropriate. Nordion intends to continue with planned business activities throughout the strategic alternatives review process.

Targeted Therapies

TheraSphere Growth

TheraSphere revenue grew by 14% during fiscal 2012. The year-over-year sales growth was primarily due to adoption by new clinics.

TheraSphere revenue growth was lower than our initially anticipated annual growth of 30% in 2012 due to a decline in doses administered at several of our larger accounts. This decline was primarily due to reduced availability of, or changes in, certain key interventional radiologists within the multidisciplinary teams that support the administration of TheraSphere. Our top ten TheraSphere customers account for greater than 30% of doses administered. Therefore, fluctuations in these accounts impact the revenue performance of our product.

While we believe these fluctuations are a normal part of the growth of a high-value, niche product, we continue to attempt to mitigate the impact of customer concentration through greater training and education for interventional oncology (IO) teams, securing new accounts, geographical expansion, and providing comprehensive support to existing customers.

TheraSphere Phase III Trials

In the United States, TheraSphere is currently authorized by the U.S. Food and Drug Administration (FDA) for use under a Humanitarian Device Exemption (HDE) as a radiation treatment for primary liver cancer or HCC.  We are conducting three (3) Phase III clinical trials (STOP-HCC; EPOCH; and YES-P) with a view to seeking Pre-market Approval for TheraSphere from the FDA.

Both the STOP-HCC and EPOCH trials have multiple clinical sites that are available for patient enrollment. We anticipate the level of activity associated with these trials to ramp up during fiscal 2013 as a greater number of clinical trial sites are initiated and more patients are screened for eligibility and enrolled in the trials. We have patient enrolment in the EPOCH and STOP-HCC trials and anticipate continuing to make progress in this regard.  However, site initiation and patient enrollment, in particular in the STOP-HCC trial, has been more challenging than anticipated. TheraSphere has been used for a number of years in the U.S. and remains available under the HDE in the U.S. during the clinical trials. This may impact enrollment in the U.S. sites since patients have an opportunity to receive TheraSphere treatments in the U.S. outside of the STOP-HCC trial, whereas patients enrolled in the STOP-HCC trial face the risk of random selection to the control arm, thus depriving them of the opportunity to receive TheraSphere treatments. We continue to provide support for patient selection for this trial; however, the current pace of enrollment may result in the STOP-HCC trial requiring more time to complete than originally planned. We are also in the process of initiating sites outside of the U.S., including Canada, France and Germany.

Unless or until Pre-market Approval for TheraSphere is received from the FDA, regulations applicable to the HDE for TheraSphere include limitations on profits from sales and operations in the U.S. related to the product, such as demonstrating that the amount charged in the U.S. for TheraSphere does not exceed TheraSphere’s research, development, fabrication and distribution costs, that U.S. incidence of the disease indication remain below a prescribed level (4,000 cases per year) and that there is not a similar FDA approved product for the indication available in the U.S. In addition, each customer must apply for approval from their hospital’s Institutional Review Board before administering the treatment. Delays in the completion of the STOP-HCC trial to obtain full FDA approval for TheraSphere may increase the risk associated with TheraSphere remaining in compliance with the above factors. In the meantime, we plan to continue to increase global adoption of TheraSphere by expanding our presence, and sales of, TheraSphere in other geographies, particularly in Europe and Asia.

Sterilization Technologies

Co-60 Shipments

The volume of Co-60 we shipped in the second half of fiscal 2012 was more than twice the volume shipped in the first half of fiscal 2012.   This was primarily due to the timing of shipments to our customers, which often varies significantly from quarter-to-quarter. Total year 2012 Co-60 volumes were down slightly compared with 2011.

Nordion Inc. Fiscal 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

Extension of Co-60 Customer Contracts

During fiscal 2012, we signed multi-year extensions of existing contractual relationships to supply Co-60 to three of our major customers. We now have customers that account for approximately two-thirds of our 2012 Co-60 volumes that have entered into long-term contracts, which generally provide for increasing revenue over the course of the applicable contract terms.

Medical Isotopes

MAPLE Arbitration Decision

On September 10, 2012, we announced the decision in the confidential arbitration with Atomic Energy of Canada Limited (AECL). Nordion was unsuccessful in its claim for specific performance or monetary damages relating to AECL's cancelled construction of the MAPLE facilities. The majority of the tribunal ruled 2:1 that Nordion's claim against AECL in the arbitration was precluded under the terms of the 2006 Interim and Long-Term Supply Agreement (ILTSA) between Nordion and AECL. Thus, Nordion was not entitled to a remedy under the ILTSA for the unilateral termination by AECL of the construction of the MAPLE facilities.

The arbitrators also dismissed AECL's counterclaim against Nordion, which claimed damages for breach of contract in the amount of $250 million and other relief.

As the decision of the tribunal favors AECL, Nordion may be responsible for a portion of AECL's costs, which could be material. Nordion has received and is currently assessing the legal merits and financial implications of AECL’s costs submissions. AECL submitted total arbitration-related costs of approximately $46 million. Nordion and AECL have agreed upon a schedule with the tribunal to determine the allocation of arbitration-related costs. The parties are expected to make written submissions with regard to costs, following which the tribunal is expected to schedule proceedings to hear both parties during the Company’s Q2 2013. We expect to receive a decision thereafter.

Under the ILTSA, commercially reasonable efforts by AECL are required to maintain isotope production from the NRU reactor until such time as Nordion has established a satisfactory, long-term alternative supply. Nordion continues to explore supply alternatives to mitigate the lack of supply from AECL, for both back-up and long-term supply of reactor-based medical isotopes. This supply is important to the global healthcare system and Nordion's Medical Isotopes business.

The arbitration decision leaves Nordion open to pursue its ongoing lawsuit against AECL in the Ontario courts in relation to the 1996 Isotope Production Facilities Agreement (IPFA). In the analysis of the decision, although the arbitrators did not rule on the issue, the view of the majority was that a breach of contract by AECL did not occur under the ILTSA. Nordion is pursuing its rights under the IPFA.

The parties have agreed on a preliminary schedule for proceeding in the IPFA claim and Nordion filed an amended statement of claim on January 18, 2013. The claim requests damages in the amount of $243.5 million for negligence and breach of the IPFA, as well as pre- and post-judgment interest and costs. AECL is expected to file a response and documentary productions and discoveries are anticipated to begin during 2013. Based on the current schedule, a trial would not be expected to begin before mid-2014. For further details on this claim, see the “Litigation” section of this MD&A.

Restructuring of Russian Mo-99 Supply Relationship

In October 2012, Nordion and the Open Joint Stock Company “Isotope” (Isotope) jointly agreed that the current Mo-99 supply agreement structure was no longer appropriate and terminated the Russian Mo-99 supply agreement that had been entered into in September 2010. We have been granted a special permission by Isotope, the authorized subsidiary of Russia’s State Atomic Energy Corporation (Rosatom), to enter into a negotiation with the Research Institute of Atomic Reactors (RIAR), the direct source of Mo-99 within Rosatom, for supply of Mo-99.

Negotiations with RIAR are intended to focus on the supply of Mo-99 to Nordion for the processing, distribution and sale of Mo-99 outside of Russia. This supply of Mo-99 would be produced by RIAR’s reactors in Dimtrovgrad, Russia. If an agreement is reached with RIAR, we expect that such an agreement could establish, following required regulatory approvals, a supplemental supply of Mo-99 which could potentially meet a portion of Nordion’s long-term supply requirements. The Mo-99 volumes associated with supply from RIAR are anticipated to be significantly lower compared with the volumes included in the original agreement that Nordion had with Isotope and would be significantly lower than Nordion’s currently anticipated requirements. The negotiations with RIAR have not begun and it is uncertain as to whether an agreement will be reached that provides us with sufficient quantities and economic returns to make their potential source of long term supply viable.

The 2010 framework agreement with Isotope, to explore and define areas of collaboration for the supply, marketing and sale of isotopes produced in Russia is expected to remain in effect.

Nordion Inc. Fiscal 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

The termination of the Mo-99 supply agreement with Isotope caused a reduction in the notional amount of commitments included in the calculation of change in fair value of embedded derivatives, which increased the loss by $4.1 million in Q4 2012.

National Research Universal (NRU) Supply Interruptions

On May 16, 2012, the NRU reactor at Chalk River, Ontario, returned to service from its planned maintenance shutdown, which lasted 31 days. The one month shutdown resulted in an interruption in our supply of medical isotopes during Q2 and Q3 2012. In the second half of fiscal 2012, however, we experienced lower demand from our customers during the period that the NRU reactor was operational.  This was due to a number of reasons, including customers’ requirements to diversify supply, a slower ramp up of demand after the NRU reactor resumed production and lower levels of demand from our largest customer during the second half of fiscal 2012.  In the fourth quarter of 2012 we also recognized revenue based on the receipt of payment from a customer for shortfalls in order volumes below minimum contract commitments, which resulted in higher revenue in the fourth quarter despite the lower volumes.

Other than the planned maintenance shutdown described above, we experienced two unplanned interruptions in supply from NRU reactor in February and March 2012, which were primarily related to NRU reactor repair activities and negatively impacted our revenue by approximately $2 million in Q2 2012. In Q3 2012, there was also one unplanned supply interruption from the NRU reactor, which impacted two days of shipments.

We expect the NRU reactor to shut down for approximately one month in or around April 2013 for planned maintenance; however, the specific date of the shutdown has not yet been announced by AECL.

Supply of Mo-99 and other Reactor Isotopes

Currently, the NRU reactor is Nordion’s only source of Mo-99. As a result of the current policy positions of the Government of Canada on medical isotope supply, we do not expect to receive a supply of Mo-99 and other Reactor isotopes beyond 2016 from AECL’s NRU reactor.  Therefore, if we are unable to secure a new source of Mo-99 supply prior to 2016, we may no longer be able to sustain a Reactor isotopes business. Medical Isotopes accounted for approximately 40% of Nordion’s total segment earnings in fiscal 2012.

With the unfavourable outcome of the arbitration with AECL, the MAPLE facilities are no longer a potential option for long-term supply and, therefore, other sources of supply are being assessed. While Nordion has historically been a global leader in the supply of medical isotopes and is currently the only major supplier with processing facilities in North America, which is the largest market for medical isotopes, we are facing several challenges in obtaining an economically viable long-term source of supply. New sources of supply that were being proposed in the U.S. and elsewhere in the world, including those in Russia, have been delayed and/or reduced in scope or cancelled.  As a result, we do not currently anticipate securing a new source of supply within the next few years that could fully meet our current level of demand should the NRU reactor cease to produce isotopes. In addition, there continues to be pressure from governments, in particular the U.S. government, to eliminate the use of highly enriched uranium (HEU) in the production of Mo-99. Both the NRU reactor and the reactors at RIAR currently use HEU. Since the extended supply interruptions experienced by the industry in 2009 and 2010, supply capacity has generally exceeded demand introducing pricing pressures that make it more difficult to reach agreement on new supply arrangements that will generate sufficient profitability for Nordion. We continue to assess new and existing sources of supply of Mo-99 and to negotiate an agreement with RIAR to establish economic medical isotopes supply prior to when the NRU reactor is expected to cease production of medical isotopes.

Current Market Position and Extension of Lantheus Contract

Most of the Mo-99 we sold in 2012 was based on contractual arrangements that ranged in duration from one to three years, including with our largest customer, Lantheus. In 2012, we were able to extend contracts with several existing customers, including extending our contract with Lantheus for an additional two years until December 2015. In fiscal 2012, Lantheus accounted for 21% of Nordion’s total revenue and 51% of the Company’s Medical Isotopes revenue.

Corporate and Other

Internal Investigation

Through our own internal review as part of our compliance program, we discovered potential irregularities. As a result, we commenced an internal investigation of the possible compliance issues related to potential improper payments and other related financial irregularities in connection with the supply of materials and services to the Company, focusing on compliance with the Canadian Corruption of Foreign Public Officials Act (CFPOA) and the U.S. Foreign Corrupt Practices Act (FCPA). This investigation is being conducted by outside legal counsel and external forensic and accounting firms that are experienced in such compliance.  These external advisors are reporting regularly to a special Committee of the Board constituted to deal with this matter.

Nordion Inc. Fiscal 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

We voluntarily contacted applicable regulatory and enforcement authorities to disclose the existence of this investigation and certain details of this matter, and we continue to provide reports to them as the investigation progresses. We are continuing with our investigation into this matter and our cooperation with regulatory and enforcement authorities.

As a result of the investigation to date, we have ceased to make payments to, and terminated our contractual arrangements with, the affected foreign supplier. These actions were reflected in, among other things, a reduction in the notional amount of commitments included in the calculation of embedded derivative expense in Q3 2012. We currently do not expect that the cessation of payments or termination of this relationship will impact our revenue in 2013 or otherwise have a material impact on supplies necessary for our current business operations.

We are currently unable to determine as to whether there will be any potential regulatory and/or enforcement action resulting from these matters or, if any such action is taken, whether it will have a material adverse effect on our business, financial position, profitability or liquidity. If regulatory or enforcement authorities determine to take action against the Company, Nordion may be, among other things, subject to fines and/or penalties which may be material.

We are committed to the highest standards of integrity and diligence in our business dealings and to the ethical and legally compliant business conduct of our employees, representatives and suppliers. We review our compliance programs on a regular basis to assess and align them with emerging trends and business practices. Corrupt or fraudulent business conduct is in direct conflict with our Global Business Practice Standards (GBPS) and corporate policies. We continue to investigate this matter and cooperate with regulatory and enforcement authorities.

In parallel with the Internal Investigation, we have developed and implemented a number of new and enhanced policies and procedures related to compliance. This remediation process has included enhancements to our GBPS, policies related to anti-corruption, third-party due diligence, travel and expenses, sponsorships, and payment control processes. We are continuing to develop and strengthen other policies and procedures, as well as monitoring protocols to detect exceptions to these new policies, and are delivering training to employees, high risk third parties and other stakeholders affected by the changes. The intent of these changes is to strengthen our overall compliance framework.

Credit Facility

On January 25, 2013, we entered an $80 million Amended and Restated senior secured credit facility agreement with the Toronto-Dominion Bank (TD) and a select group of other financial institutions. The credit facilities consist of a $20 million revolving credit facility and a separate facility of up to $60 million to be used for the issuance of letters of credit. The latter facility will be fully secured including a specific pledge of cash collateral. Cash pledged against the facility will be reported as restricted cash and will be unavailable for operations. The primary purpose of the $20 million revolving credit facility is for general corporate purposes. For further details on this new credit facility, see the “Liquidity” section of this MD&A.

Litigation Matters

The company recorded additional accruals for litigation-related matters of approximately $32 million in Q4 2012.  Details of the Company’s on-going litigation is described in more detail in the Litigation section of this MD&A.

Returns to Shareholders – Quarterly Dividend
In December 2011, March and June 2012, we declared quarterly dividends at $0.10 per share, which were paid on January 3, April 5 and July 3, 2012 each in the amount of $6.2 million to our shareholders of record on December 23, 2011, March 21 and June 18, 2012, respectively. In Q4 2012, the Board of Directors suspended the quarterly dividend.  The decision to suspend the quarterly dividend was based on the uncertainty associated with several factors.  These included the potential payment of a portion of AECL’s arbitration costs, the internal investigation, pension funding obligations and Mo-99 revenue and supply.

Returns to Shareholders – Normal Course Issuer Bid (NCIB)

During the first quarter of fiscal 2012, we repurchased and cancelled 398,500 common shares for a total cost of $3.5 million under the 2011 NCIB. The Company repurchased 5,258,632 shares cumulatively under the 2011 NCIB, which expired on January 25, 2012. On January 31, 2012, we announced our 2012 NCIB, which was authorized by the Toronto Stock Exchange (TSX) to purchase for cancellation up to 3,105,901 Common shares.

For reasons described above in relation to the Company’s suspension of its dividend, on September 19, 2012, the Company cancelled the 2012 NCIB. Prior to cancellation of the NCIB, we repurchased 71,120 common shares for $0.5 million under our 2012 NCIB during the year ended October 31, 2012.

Nordion Inc. Fiscal 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

Strategy and 2013 financial outlook
Summary of strategic objectives

We are committed to delivering long-term value to our shareholders by executing our strategic plans with operational and financial discipline. The Company’s management continues to focus on building the business and improving alignment within each of our business units.

Targeted Therapies
We are planning to continue to leverage our TheraSphere brand, market segment leadership, and operational excellence to create shareholder value by establishing a leadership position in the emerging Interventional Oncology (IO) market. We are investing in TheraSphere growth by conducting Phase III clinical trials which are intended to i) expand approved indications in the U.S., ii) demonstrate improved effectiveness over certain existing treatment options, which is expected to support clinical adoption and growth in Europe and Asia, and iii) expand European reimbursement. We also expect to continue to increase our investment in TheraSphere, including areas such as our European TheraSphere sales and marketing infrastructure and skills, building our medical affairs function, and entering key markets in Asia, both commercially and clinically. We also envisage selectively building an IO product portfolio over a number of years through in-licensing, acquisition, and product development.

Specialty Isotopes

Sterilization Technologies
Our strategy for Sterilization Technologies is to maintain our market leading position and strong margins in this relatively stable market (gamma sterilization – Co-60) which is characterized by significant barriers to entry. For Nordion, this business is characterized by high margins and strong cash flows.

We endeavour to maintain our segment leading market share and retain our strong segment margins in gamma sterilization through value-based pricing, selectively investing in growth opportunities, and the recognition of the Nordion brand as a global leader in the gamma sterilization market. We plan to selectively grow gamma sterilization sales over the long-term through innovation and the development of new product offerings (e.g., GammaFIT) that we anticipate will enable us to strengthen our relationships with current customers and facilitate our entry into new and emerging markets.

We expect that our strategy will result in continued market leadership of our existing business, with flat to low percentage revenue growth.

Medical Isotopes
In our Medical Isotopes segment, we are focused on optimizing the value of this business by working to maintain our revenues and pursue a long-term reliable supply of reactor isotopes. We previously established a strategic framework relationship with Isotope and have been given permission to enter negotiations with RIAR to develop a new global supply of Mo-99.

The volatility of Mo-99 supply in 2009 and 2010 has resulted in a number of current and potential Mo-99 customers diversifying their supply away from single sources. Although we look to opportunistically grow our customer base for Medical Isotopes as potential new customers continue to diversify their supply, the NRU maintenance shutdowns in each of the last two fiscal years, combined with delays and reduced back-up supply available to date, have made this difficult.

Nordion Inc. Fiscal 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

2013 financial outlook

For fiscal 2013, we expect our top three products (TheraSphere, Co-60, and Mo-99) to contribute over 80% of revenues and segment gross margins. Overall, total 2013 revenue and gross margin is expected to decline. This gross margin decline combined with planned investments in TheraSphere to drive future growth and an increase in pension expense are expected to result in a significant decline in segment earnings. We also expect our total revenue for Q1 2013 to be significantly lower compared to Q4 2012 primarily due to the anticipated quarterly profile of Co-60 revenue and a change in contractual commitment with our customers impacting quarterly Medical Isotopes revenue as further discussed in Specialty Isotopes’ 2013 financial outlook below.

Our 2013 financial outlook reflects our new segment structure and current exchange rates and is subject to the uncertainties described in this MD&A and the business and industry risks as outlined in our 2012 AIF.

Targeted Therapies
For 2013, we expect that TheraSphere revenue will continue to grow at a mid-teen percentage range. This follows 14% revenue growth in 2012. Targeted Therapies’ segment gross margin percentage for 2013 is expected to be similar to 2012. The overall number of patients planned for our clinical trials do not represent a significant percentage of total annual TheraSphere doses and certain doses within the trials are eligible for reimbursement and will be reported as segment revenue.

We believe the continued growth of TheraSphere is attributable to positive perceptions regarding TheraSphere, including a simplified delivery system, relatively low side effects of treatment, and custom doses, and our investment in global sales and marketing. We expect to see continued growth in TheraSphere as a result of increasing confidence and clinical adoption in the current installed base of customers for this targeted treatment for nonresectable liver cancer, in addition to introducing TheraSphere at new hospitals and clinics.

Reimbursement and insurance coverage for TheraSphere can impact the growth of the product. TheraSphere is currently reimbursed in the U.S. and certain regions in Europe, and we are working to achieve reimbursement coverage in additional countries in Europe and Asia.  In the last fiscal year, we saw positioning by a couple of U.S. insurance companies regarding coverage in certain situations while our clinical trials are underway but have not experienced a noticeable impact to date on the growth of TheraSphere.

In 2013, we expect to significantly increase our selling, marketing, and support efforts for TheraSphere through investing in medical affairs, sales and marketing, and initial investments in the Asian market including Hong Kong, Taiwan, Singapore, and South Korea. In order to realize the potential for TheraSphere growth on a global basis and to better serve existing customers, we believe a substantial investment in TheraSphere is warranted. As such, our Research and Development (R&D) spend is expected to increase in fiscal 2013 with the ramp-up of our clinical development program for TheraSphere. The overall cost of each trial is expected to be $15 million to $20 million over approximately five to six years.  We expect to incur costs for our Phase III trials in fiscal 2013 in the range of $6 million to $8 million. As a result of these investments we expect Targeted Therapies will incur a segment loss in fiscal 2013.

Specialty Isotopes

Sterilization Technologies
We currently expect Sterilization Technology revenue in fiscal 2013 to be approximately the same as in fiscal 2012. We expect Co-60 revenue to be similar to 2012 with a slight decrease in volume largely offset by higher price. Gross margins are expected to decline slightly due primarily to higher product cost partially offset by higher price. We currently do not have orders for production irradiators in 2013.

As in previous years, the timing of quarterly revenues for Sterilization Technologies will vary due to the timing of shipments of Co-60 and production irradiators to our customers. When our customers purchase and install Co-60, they need to shut down their production irradiator operations while the Co-60 is being loaded into the irradiator. Therefore, we coordinate this process closely with our customers to limit disruption to their operations.

Consistent with our revenue profile in 2012, we expect that Co-60 revenue in the second half of 2013 will be significantly higher than the first half.  Therefore, we expect that Cobalt revenue for Q1 2013 will be similar to Q1 2012.

Medical Isotopes
Medical Isotope revenue is expected to decline approximately 20% in fiscal 2013 compared with fiscal 2012. As the revenue decline is primarily driven by Mo-99, a higher gross margin product, Medical Isotope gross margin is expected to decline. Based on contractual commitments, quarterly revenue for Medical Isotopes could fluctuate during the year. In addition to the recognition of revenue based on receipt of payment from a customer in Q4 2012 for shortfalls in Mo-99 order volumes below minimum contract commitments and changes to price and volume commitments, Q1 2013 revenue for Medical Isotopes is expected to be significantly lower than the revenue recorded in Q4 2012. Currently the primary reactor in Europe used to supply certain of our competitors is shutdown. We continue to receive additional orders as a result of this shutdown, however, its duration is unknown at this time. Additional orders resulting from this shutdown, along with potential supply interruptions we may experience, could among other things, cause our forecasted decline in Medical Isotopes to vary from our current forecast of a 20% decline in revenue.

Nordion Inc. Fiscal 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

In Contract Manufacturing, which is now reported under the Medical Isotopes segment, we are dependent on our customers successfully bringing products to market and, maintaining and growing sales. We have not resumed manufacturing of CardioGen-82 since our customer, Bracco Diagnostics Inc. (“Bracco”), initiated a voluntary recall in 2011. Accordingly, our Contract Manufacturing activities in fiscal 2013 are expected to primarily relate to the Bexxar product.  We do, however, expect to sell Strontium-82 (Sr-82) starting in the first half of fiscal 2013.

Internal investigation costs
Nordion has engaged an external legal firm, which has in turn engaged various other advisors, including an accounting firm to conduct an internal investigation of the possible compliance issues as discussed in the “2012 business and corporate developments” section of this MD&A. The work being conducted is intended to meet the requirements defined by a special Committee of the Company’s Board of Directors and anticipated requirements of the various regulatory and enforcement authorities. The investigation is ongoing and we presently cannot estimate the duration or the cost of the overall investigation, or the work required to support regulatory and enforcement activities.

The cost of the investigation and implementing remediation plans was approximately $10 million for fiscal 2012. This was higher than our estimate provided in Q3 2012 due to an increase in the activities associated with the internal portion of the investigation. The cost in 2013 could vary significantly based on, among other things, requests from regulatory and enforcement authorities and/or new findings.  Our current estimate for investigation and remediation costs for fiscal 2013 is approximately $10 million.

Corporate and Other
Our corporate selling, general and administrative (SG&A) was approximately $10 million in fiscal 2012 and we expect that fiscal 2013 corporate SG&A will increase as we make additional investment in our compliance efforts to support our global operations.

In January 2012, we announced a 2012 NCIB authorized by the TSX to purchase for cancellation up to 3,105,901 shares. During the year ended October 31, 2012, we repurchased 71,120 common shares for $0.5 million under our 2012 NCIB. In September 2012, the Company ceased repurchasing shares under the current NCIB, which was subsequently cancelled.

In September 2012, the Board of Directors for Nordion suspended the quarterly dividend. As discussed in “2012 business and corporate development” section of this MD&A, the decision to suspend the quarterly dividend was based on the uncertainty associated with several factors.  These included the potential payment of a portion of AECL’s arbitration costs, the internal investigation, pension funding obligations and Mo-99 revenue and supply.

SG&A for all segments
In fiscal 2013, we expect our SG&A expense to increase compared with fiscal 2012 due to several factors. Our 2013 pension expense is expected to increase by approximately $7 million due to the impact of lower interest rates on the value of pension liabilities. This accounting expense does not directly change the amount of funding we are required to contribute to our pension plans.

We expect an increase in stock-based and incentive compensation expenses in fiscal 2013 compared to fiscal 2012, in which such compensations were relatively low reflecting the decline in the value of our common shares and performance not reaching targets. As previously discussed, we expect a substantial increase in Targeted Therapies SG&A to support future growth. We expect a decline in general and administrative cost to partially offset other increases in SG&A.

AECL arbitration legal costs
Our legal costs associated with MAPLE arbitration cost determination and our pursuit of the lawsuit against AECL are expected to be approximately $2 million in fiscal 2013.

Pension wind-up
In Q1 2013 we are completing the wind-up of a pension plan associated with the MDS Pharma Services business we sold in 2010.  As a result of the wind-up, we expect to record a loss of approximately $7 million in Q1 2013.

Depreciation
Depreciation expense is expected to decline by approximately $3.5 million in 2013 compare with 2012.

Nordion Inc. Fiscal 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial highlights

Years ended October 31 (thousands of U.S. dollars, except per share amounts)	2012	2011	2010
Revenues
Targeted Therapies
TheraSphere	$48,451	$42,576	$29,040
Sterilization Technologies
Cobalt	92,402	96,982	92,799
Sterilization - Other	3,032	11,680	10,757
	95,434	108,662	103,556
Medical Isotopes
Reactor	77,410	85,094	32,807
Cyclotron	15,478	18,439	24,787
Contract Manufacturing	8,067	19,256	31,778
	100,955	122,789	89,372
Consolidated segment revenues from continuing operations	$244,840	$274,027	$221,968

Segment earnings (loss)
Targeted Therapies	$14,078	$12,652	$9,062
Sterilization Technologies	39,037	46,140	47,454
Medical Isotopes	29,439	38,342	13,434
Corporate and Other	(8,706)	(12,358)	(66,109)
Total segment earnings	$73,848	$84,776	$3,841

Depreciation and amortization	17,080	22,375	28,514
Restructuring charges, net	1,781	1,592	62,531
AECL arbitration and legal costs	5,576	12,172	9,207
Litigation accruals	24,058	-	-
Loss on Celerion note receivable	2,411	-	-
Internal investigations costs	9,827	-	-
Change in fair value of embedded derivatives	12,020	(2,649)	(13,050)
(Gain) loss on sale of investments	-	(1,691)	1,054
Impairment of long-lived assets	-	-	1,632
Consolidated operating income (loss) from continuing operations	$1,095	$52,977	$(86,047)

Basic (loss) earnings per share from continuing operations	$(0.47)	$0.67	$(0.94)

Cash and cash equivalents	$109,360	$74,067	$122,802

Nordion Inc. Fiscal 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial results analysis
In this section, we provide detailed information and analysis regarding our performance for the year ended October 31, 2012 compared with the same periods in fiscal 2011 and 2010.

Consolidated financial results

Years ended October 31 (thousands of U.S. dollars)	2012	% of revenues	2011	% of revenues	2010	% of revenues
Revenues	$244,840	100%	$274,027	100%	$221,968	100%
Costs and expenses
Direct cost of revenues	110,992	45%	126,076	46%	104,677	47%
Selling, general and administration	69,831	29%	65,107	24%	100,286	45%
Depreciation and amortization	17,080	7%	22,375	8%	28,514	13%
Restructuring charges, net	1,781	1%	1,592	1%	62,531	28%
Change in fair value of embedded derivatives	12,020	5%	(2,649)	(1%)	(13,050)	(6%)
Other expenses, net	32,041	13%	8,549	3%	25,057	11%
Operating income (loss) from continuing operations	$1,095	-	$52,977	19%	$(86,047)	(39%)

Interest expense	(4,406)	(2%)	(2,499)	(1%)	(5,522)	(2%)
Interest and dividend income	6,835	3%	10,274	4%	8,590	4%
Equity loss	-	-	(128)	-	(650)	-
Income tax expense	(32,393)	(13%)	(17,122)	(6%)	(187)	-
Loss from discontinued operations, net of income taxes	-	-	(26,655)	(10%)	(148,194)	(67%)
Net (loss) income	$(28,869)	(12%)	$16,847	6%	$(232,010)	(105%)

Gross margin	55%	54%	53%
Capital expenditures from continuing operations	$7,384	$6,732	$7,251
Total assets	$428,581	$458,663	$564,021
Long term financial obligations	$43,331	$44,330	$44,150

Revenues
Revenues of $244.8 million in fiscal 2012 decreased by $29.2 million or 11% compared with fiscal 2011. Excluding the impact of foreign exchange, revenues for the fiscal year ended 2012 decreased approximately 13% compared with last year.

The decrease in revenue compared to the prior year was attributable to: i) no production irradiator shipments in the current year; ii) a decrease in sales volume and pricing of Reactor isotopes; iii) no CardioGen-82 sales since Q1 2011; iv) a decrease in sales volume of Cyclotron isotopes; and v) lower Co-60 revenue primarily due to lower volume. These decreases were partially offset by continued growth in TheraSphere sales.

See further detailed analysis on revenues in the “Targeted Therapies”, “Sterilization Technologies” and “Medical Isotopes” sections of this MD&A.

Gross margin
Gross margin from continuing operations of 55% in fiscal 2012 increased by 1% and 2% compared to fiscal 2011 and 2010, respectively. Our overall gross margin was impacted by a heavier weighting of all of our major products with higher margins (TheraSphere, Co-60, and Mo-99) which reflect relatively significant year-over-year decreases in the majority of our lower margin products (production irradiator and Contract Manufacturing products).

See further detailed analysis on gross margin in the “Targeted Therapies”, “Sterilization Technologies” and “Medical Isotopes”, sections of this MD&A.

Costs and expenses

Selling, general and administration (SG&A)

SG&A expenses of $69.8 million in fiscal 2012 increased by $4.7 million compared with fiscal 2011. During fiscal 2012, we recorded $9.8 million of external legal and professional fees related to our internal investigation, which was partially offset by lower AECL arbitration and legal costs of $6.6 million associated with the MAPLE arbitration proceedings. In fiscal 2011, we also recorded a favorable insurance adjustment $2.3 million.

Nordion Inc. Fiscal 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

SG&A expenses of $69.8 million in fiscal 2012 were $30.5 million lower compared with fiscal 2010.  The decrease was largely due to lower compensation cost resulting from workforce reductions, relatively lower consulting and professional costs subsequent to the completion of our strategic repositioning, and lower costs associated with transition services.

There was also a favourable foreign exchange impact from the weakening of the Canadian dollar relative to the U.S. dollar. The significant majority of our SG&A expenses are denominated in Canadian dollars.

Depreciation and amortization (D&A)

D&A expenses of $17.1 million in fiscal 2012 decreased by $5.3 million and $11.4 million compared to fiscal 2011 and 2010, respectively, primarily because a significant portion of our computer systems became fully depreciated during Q2 2012 and accelerated amortization of leasehold improvements were recorded in 2010 related to the wind down of our former head office in Toronto, Canada.

Restructuring charges

The restructuring charge of $1.8 million in fiscal 2012 includes $2.6 million related to our organizational realignment in Q4 2012 as described in “Business Overview” section of this MD&A, which was partially offset by a $0.7 million net restructuring recovery primarily due to the lease termination of approximately 70% of our former Toronto office space.  In December 2011, a lease termination offer related to the fourth and fifth floors of our former Toronto office was signed and a C$2.5 million early termination penalty was paid.

We expect the majority of the remaining restructuring provision to be utilized during fiscal 2013, except for future rental payments related to our former Toronto office space, which may extend into 2014.

Change in fair value of embedded derivatives

We have Russian supply contracts for Co-60 that are denominated in U.S. dollars. This creates embedded derivatives as our Canadian operation has Canadian dollars as its functional currency. At each period end, we mark-to-market any changes in the fair value of the embedded derivatives and record these increases and decreases as gains and losses within operating income. As discussed in “2012 business and corporate developments” section of this MD&A, Nordion and Isotope jointly terminated the Russian Mo-99 supply agreement that had been entered into in September 2010, which significantly lowered our embedded derivative exposure in Q4 2012.

In fiscal 2012, we recorded losses of $12.0 million for the change in the fair value of the embedded derivatives compared to gains of $2.6 million and $13.1 million for fiscal 2011 and 2010, respectively. The changes in the fair value of the embedded derivatives were primarily driven by the changes in our estimated notional supply amount and the U.S. to Canadian dollar exchange rates during the contract periods. These gains and losses are for accounting purposes and do not represent cash transactions in the period of reporting.

Other expenses, net

Other expenses, net, of $32.0 million for fiscal 2012 primarily included R&D costs of $6.6 million and estimated accruals of approximately $24 million for litigation-related matters as discussed in “2012 business and corporate developments” section of this MD&A. Other expense, net, also included a $2.4 million loss on the Celerion note receivable recorded in Q1 2012.

Other expenses, net, of $8.5 million for fiscal 2011 included $5.6 million in R&D costs and $4.3 million of foreign exchange losses, which were partially offset by a $1.7 million gain on the sale of an available for sale investment.

Other expenses, net, of $25.1 million for fiscal 2010 was primarily a result of an approximately $27 million foreign currency revaluation of the $450 million of proceeds from the sale of MDS Analytical Technologies that were held in a Canadian dollar functional currency entity in U.S. dollars to fund the substantial issuer bid completed on March 29, 2010. The loss for the year was partially offset by transition services income from the business sold in fiscal 2010.

Interest income (expense), net

Net interest income for fiscal 2012 was $2.4 million compared to $7.8 million and $3.1 million for fiscal 2011 and 2010, respectively. The decrease in net interest income was primarily due to a decrease in accreted interest income related to our note receivable from Celerion Inc. reflecting a $6.5 million partial repayment for a reduction of $12.5 million of the principal amount that occurred during Q1 2012. This decrease was partially offset by an increase in interest expense relating to our credit facility entered in Q3 2011 as well as a $0.9 million dividend received from LCC Legacy Holdings (LCC) (formerly Lumira Capital Corp.) during Q4 2012.

Nordion Inc. Fiscal 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

Income tax expense

Tax expense for fiscal 2012 was $32.4 million on the pre-tax income from continuing operations of $3.5 million. With an estimated tax rate of 25.4%, we expected a tax expense of $0.9 million for fiscal 2012. However, discrete adjustments at different tax rates related to the change in valuation allowance, non-deductible portion of capital losses, and other adjustments resulted in a significantly different effective tax rate for the fiscal year.

Valuation allowance on deferred tax assets

Deferred tax assets and liabilities reflect the tax consequences of temporary differences between the amount of assets and liabilities for financial and tax reporting purposes using enacted tax rates in effect for the year in which we expect the differences to reverse. A valuation allowance is recorded to reduce our deferred tax assets to the amount that is more likely than not to be realized (a likelihood of greater than 50 percent).

When determining the need for a valuation allowance, we consider future market growth, forecasted earnings, future taxable income, the mix of earnings in the jurisdictions in which we operate as well as prudent and feasible tax planning strategies. In the event that we determine that it is more likely than not that the Company will not be able to realize all or part of the net deferred tax assets in the future, we would establish or increase the valuation allowance and make a corresponding charge to earnings in the period in which a determination is made.

In Q4 2012, our analysis reflected several new factors including: i) with the recent loss in the Maples arbitration, the outlook for our Medical Isotopes business unit to generate long-term taxable income has been significantly reduced and ii) the Company has generated additional tax assets in 2012 that must be considered in the valuation allowance analysis.

Accordingly, we concluded that it was more likely than not that the Company would not realize all of its Canadian deferred tax assets, excluding capital losses for which we provided a full valuation allowance in prior years. As a result, we established an additional $35.4 million valuation allowance related to our investment tax credits included in deferred tax assets as at October 31, 2012, and a charge to earnings in Q4 2012. These are non-cash charges that relate to the possibility that the Company may not be able to use all of these tax assets. This reduced our net deferred tax assets from $92.4 million to $57.0 million. Should our outlook for the Company’s taxable income improve, or should we implement tax plans to partially or fully utilize the tax assets, then we would remove some or all of the valuation allowance.

Loss from discontinued operations, net of income taxes

We did not have discontinued operations reported for fiscal 2012.

For fiscal 2011, we recorded a loss from discontinued operations, net of income taxes, of $26.7 million which primarily included an unfavorable outcome of the arbitration with Life Technologies Corporations in Q3 2011 (as discussed in “Liquidity” section of this MD&A), the sale of MDS Nordion S.A. completed in Q2 2011, and certain tax adjustments and settlements relating to our discontinued operations of MDS Pharma Services and MDS Analytical Technologies.

Loss from discontinued operations of $148.2 million for fiscal 2010 were primarily driven by the substantial completion of our strategic repositioning including the sales of MDS Pharma Services Early Stage and MDS Analytical Technologies during fiscal 2010.

Nordion Inc. Fiscal 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

2) Segmented Financial Review

Targeted Therapies

Years ended October 31 (thousands of U.S. dollars)	2012	% of revenues	2011	% of revenues	2010	% of revenues
Revenues
TheraSphere	$48,451	100%	$42,576	100%	$29,040	100%

Costs and expenses
Direct cost of revenues	13,726	28%	12,590	30%	6,556	23%
Selling, general and administration	16,565	34%	14,067	33%	10,692	37%
Other expenses, net	4,082	8%	3,267	8%	2,730	9%
Segment earnings	$14,078	29%	$12,652	30%	$9,062	31%

As discussed in “Business Overview” section of this MD&A, Nordion announced an organizational realignment that resulted in changes to our segments in Q4 2012. The primary change to our segment reporting is that Contract Manufacturing is now reported in Medical Isotopes but was previously reported in Targeted Therapies. Prior years have been restated to reflect this change.

Revenues
Revenues of $48.5 million for fiscal 2012 increased by $5.9 million or 14% and $19.4 million or 67% compared to fiscal 2011 and 2010, respectively, due mainly to increases in TheraSphere volumes sold. As the majority of our Targeted Therapies revenues are denominated in U.S. dollars, the impact of foreign exchange on revenues was not significant.

Gross margin
Gross margin for our Targeted Therapies segment of 72% for fiscal 2012 was 2% higher than in fiscal 2011. The increase was primarily due to a positive impact of incremental TheraSphere revenue as it has a relatively fixed cost over certain volumes.

Gross margin for our Targeted Therapies segment of 72% for fiscal 2012 was 5% lower than in fiscal 2010. This decrease was primarily due to an increase in the portion of quality, regulatory and other production support costs which do not vary significantly with revenue and are shared with Contract Manufacturing which experienced a significant revenue decline over the period.

Selling, general and administration (SG&A)
SG&A expenses of $16.6 million for fiscal 2012 increased by $2.5 million compared to fiscal 2011. The increase was primarily driven by higher TheraSphere sales and marketing expenses as well as higher medical affairs costs. In addition there was an increase in general and administrative (G&A) support for the business which was partially offset by a decrease in annual incentive plan (AIP) accruals.

SG&A expenses of $16.6 million for fiscal 2012 increased by $5.9 million compared to fiscal 2010.  Similar to the increase from fiscal 2011 to fiscal 2012, the increase was primarily driven by an increased investment in TheraSphere sales and marketing and higher G&A costs.  Compared to fiscal 2010, there was an unfavourable foreign exchange impact as a result of the strengthening of the Canadian dollar relative to the U.S. dollar.  A significant majority of our SG&A expenses are denominated in Canadian dollars.

Other expenses, net
Other expenses, net, primarily include R&D expenses. R&D expenses for fiscal 2012 were $4.0 million compared to $3.3 million and $2.7 million in fiscal 2011 and 2010, respectively. This increase in R&D expenses is due to increased investment in TheraSphere clinical trials.

Nordion Inc. Fiscal 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

Specialty Isotopes – Sterilization Technologies

Years ended October 31 (thousands of U.S. dollars)	2012	% of revenues	2011	% of revenues	2010	% of revenues
Revenues
Cobalt	$92,402	97%	$96,982	89%	$92,799	90%
Sterilization – Other	3,032	3%	11,680	11%	10,757	10%
	95,434	100%	108,662	100%	103,556	100%
Costs and expenses
Direct cost of revenues	42,284	44%	47,308	44%	41,642	40%
Selling, general and administration	13,766	14%	15,007	14%	14,447	14%
Other expenses, net(a)	347	-	207	-	13	-%
Segment earnings	$39,037	41%	$46,140	42%	$47,454	46%
(a)	Excludes gain on investment of $1.7 million for fiscal 2011, which are not included in the calculation of segment earnings.

Revenues
Revenues of $95.4 million for fiscal 2012 decreased by $13.2 million or 12% and $8.1 million or 8% compared to fiscal 2011 and 2010, respectively. The majority of revenue for Sterilization Technologies is denominated in Canadian dollars and, therefore, fluctuations in foreign exchange impact revenue. Excluding the impact of foreign exchange, revenues for fiscal 2012 decreased by 11% compared to both fiscal 2011 and 2010.

For fiscal 2012, Co-60 revenues decreased by $4.6 million or 5% compared to fiscal 2011 and remained relatively flat to fiscal 2010. The decrease from fiscal 2011 was primarily due to an overall decline in volume of Co-60 shipments resulting from an increase in the global supply of Co-60.

For fiscal 2012, revenues from Sterilization – Other decreased by $8.6 million or 74% and decreased by $7.7 million or 72%, compared to fiscal 2011 and 2010, respectively. The decrease was due primarily to there being no production irradiator shipments in fiscal 2012 compared to two production irradiator shipments in each of fiscal 2011 and 2010.

As in prior years, the quarterly profile of revenues for Sterilization Technologies varies significantly due to the timing of our Co-60 shipments to customers and the sales of production irradiators. When our customers purchase and install Co-60, they need to shut down their production irradiator operations while the Co-60 is being loaded into the irradiator. Therefore, we coordinate this process closely with our customers to minimize disruption to their operations. The timing of Co-60 discharges from power reactor sites in Canada also affected the variability in quarterly revenues for Sterilization Technologies.

Gross margin
Gross margin for our Sterilization Technologies segment was 56% for fiscal 2012 compared to 56% and 60% for fiscal 2011 and 2010, respectively. Gross margin for fiscal 2012 was flat compared to fiscal 2011 primarily due to lower Co-60 revenue covering its relatively fixed production support costs, which was largely offset by a positive gross margin impact of a significant decrease in production irradiator sales and installations during fiscal 2012 as they have a lower gross margin relative to Co-60.

The decrease in gross margin in fiscal 2012 compared to fiscal 2010 was primarily driven by an increase in Co-60 production support costs, which was partially offset by a positive gross margin impact of a significant decrease in production irradiator sales and installations during fiscal 2012 as described above. Gross margins were also impacted by the relative difference in mix of customers in each respective year.

Selling, general and administration (SG&A)
SG&A expenses for our Sterilization Technologies segment of $13.8 million for fiscal 2012 were $1.2 million and $0.7 million lower than fiscal 2011 and 2010, respectively. The decrease is primarily due to lower sales and marketing activities in this segment and a decrease in annual incentive plan (AIP) accruals.  The decrease from fiscal 2011 also includes a favorable foreign exchange impact due to the weakening of the Canadian dollar relative to the U.S. dollar. A significant majority of our SG&A expenses are denominated in Canadian dollars.

Other expenses, net
Other expenses, net are primarily foreign exchange revaluation gains and losses for fiscal 2012, 2011 and 2010.

Nordion Inc. Fiscal 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

Specialty Isotopes – Medical Isotopes

Years ended October 31 (thousands of U.S. dollars)	2012	% of revenues	2011	% of revenues	2010	% of revenues
Revenues
Reactor	$77,410	77%	$85,094	69%	$32,807	37%
Cyclotron	15,478	15%	18,439	15%	24,787	28%
Contract Manufacturing	8,067	8%	19,256	16%	31,778	35%
	100,955	100%	122,789	100%	89,372	100%
Costs and expenses
Direct cost of revenues	54,982	54%	66,178	54%	56,479	63%
Selling, general and administration(a)	14,189	14%	16,055	13%	17,702	20%
Other expenses, net(b)	2,345	2%	2,214	2%	1,757	2%
Segment earnings	$29,439	29%	$38,342	31%	$13,434	15%
(a)	Excludes AECL arbitration and legal costs $5.6 million (2011 - $12.2 million; 2010 - $9.2 million) for fiscal 2012, which are not included in the calculation of segment earnings.
(b)	Excludes impairment of long-lived assets of $0.1 million for fiscal 2010, which are not included in the calculation of segment earnings.

As discussed in “Business Overview” section of this MD&A, Nordion announced an organizational realignment that resulted in changes to our segments in Q4 2012. The primary change to our segment reporting is that Contract Manufacturing is now reported in Medical Isotopes but was previously reported in Targeted Therapies.  Prior years have been restated to reflect this change.

Revenues
Revenues of $101.0 million for fiscal 2012 decreased by $21.8 million or 18% compared to fiscal 2011 and increased by $11.6 million or 13% compared to fiscal 2010. The majority of Medical Isotopes revenues are denominated in U.S. dollars and, therefore, foreign exchange had a nominal impact on revenues.

Reactor isotopes revenues decreased by 9% for fiscal 2012 compared to fiscal 2011 due mainly to decreases in sales volume of Mo-99 from our largest customer and price. There were also unplanned interruptions in supply from the NRU reactor which occurred in Q2 and Q3 2012 contributing approximately $2 million to the decline in revenues as described in the “2012 business and corporate developments” section of this MD&A. In Q4 2012 we recognized approximately $4 million of revenue based on payments for minimum volume commitments that were not achieved by a customer. Reactor isotopes revenues significantly increased compared to fiscal 2010 primarily due to the return to service of the NRU reactor, our sole current source of Mo-99 supply, which resumed its production of medical isotopes in August 2010.

Cyclotron isotopes revenues were lower by 16% and 38% for fiscal 2012, compared to fiscal 2011 and 2010, respectively. The decline in fiscal 2012 was a result of lower demand for our higher volume cyclotron isotope products including Iodine-123, Sr-82 and Thallium-201 (Tl-201). The decrease from 2010 was driven mainly by a decrease in demand for Tl-201, which was used as a substitute for Mo-99 due to shortages resulting from the NRU reactor shutdown in the majority of fiscal 2010.

Contract Manufacturing revenue decreased 58% and 75% compared to fiscal 2011 and 2010, respectively, due primarily to fewer third party products including the impact of the interruption in CardioGen-82 manufacturing, which we have not manufactured since Q1 2011. In fiscal 2011, we also had higher bulk sales of Sr-82, the isotope used in the production of CardioGen-82 generators, and a one-time recognition of $3.3 million of deferred revenue related to a cancelled contract for facilities and equipment paid by a customer who filed under Chapter 11 of the U.S. Bankruptcy Code.

Gross margin
Gross margin of 46% for fiscal 2012 was flat compared to fiscal 2011 and increased by 9% compared to fiscal 2010. This increase in gross margin was primarily due to higher revenue from Mo-99, a relatively higher gross margin product, in fiscal 2012 and 2011 compared to fiscal 2010. In fiscal 2010, we had proportionally significant revenues from Cyclotron and Contract Manufacturing products, which had relatively lower gross margins. Also contributing to this increase was the weakening of the Canadian dollar relative to the U.S. dollar which positively impacted the overall gross margin, as a majority of our direct costs are denominated in Canadian dollars whereas the majority of our revenues are denominated in U.S. dollars.

Selling, general and administration (SG&A)
SG&A expenses for our Medical Isotopes segment of $14.2 million for fiscal 2012 decreased by $1.9 million and $3.5 million compared to fiscal 2011 and 2010, respectively. This decrease was primarily due to a reduction in the level of G&A costs and sales and marketing expenses associated with supporting the segment, and the weakening of the Canadian dollar relative to the U.S. dollar as most of our SG&A expenses are denominated in Canadian dollars.

Other expenses, net
Other expenses, net are primarily R&D and foreign exchange revaluation gains and losses for fiscal 2012, 2011 and 2010. R&D expense was approximately $2.2 million in fiscal 2012 which was similar to fiscal 2011 and slightly higher than fiscal 2010.

Nordion Inc. Fiscal 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

Corporate and Other
Years ended October 31 (thousands of U.S. dollars)	2012	2011	2010
Costs and expenses
Selling, general and administration(a)	$9,908	$7,806	$48,238
Other (income) expenses, net(b)	(1,202)	4,552	17,871
Segment loss	$(8,706)	$(12,358)	$(66,109)
(a)   Excludes internal investigation costs of $9.8 million in fiscal 2012 which are not included in the calculation of segment loss.
(b)  Excludes estimated litigation accruals of $24.1 million and the loss on Celerion note receivable of $2.4 million in fiscal 2012; impairment of long-lived assets of $1.5 million and loss on sale of investment of $1.1 million in fiscal 2010, which are not included in the calculation of segment loss.

Selling, general and administration (SG&A)
We incurred Corporate SG&A expenses of $9.9 million for fiscal 2012, which increased by $2.1 million compared to fiscal 2011 primarily due to a $2.3 million favorable insurance adjustment in fiscal 2011.

Corporate SG&A expenses decreased by $38.3 million compared to fiscal 2010 primarily due to lower compensation cost from workforce reductions, lower consulting and professional costs subsequent to the completion of our strategic repositioning, and lower costs associated with transition services, which were substantially completed in fiscal 2010.

Other (income) expenses, net
In fiscal 2012, Other (income) expenses, net improved $5.8 million compared to fiscal 2011. This is primarily a result of a $0.8 million foreign exchange gain in fiscal 2012 compared to a $4.0 million foreign exchange loss in fiscal 2011.

Other (income) expenses, net decreased by $19.1 million for fiscal 2012 compared to fiscal 2010 primarily due to the revaluation of the $450 million of proceeds from the sale of MDS Analytical Technologies that were held in a Canadian dollar functional currency entity in U.S. dollars to fund the substantial issuer bid completed on March 29, 2010. This was partially offset by TSA revenue recorded during fiscal 2010.

Nordion Inc. Fiscal 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

3) Quarterly Financial Analysis

Sequential financial analysis
In this section, we provide a summary of selected financial information for each of the eight most recently completed quarters.

(thousands of U.S. dollars, except per share amounts)	Trailing four quarters	October 31 2012	July 31 2012	April 30 2012	January 31 2012
Revenues from continuing operations
TheraSphere	$48,451	$12,023	$13,024	$12,392	$11,012
Targeted Therapies	48,451	12,023	13,024	12,392	11,012
Cobalt	92,402	31,020	31,841	13,860	15,681
Sterilization-other	3,032	1,291	304	982	455
Sterilization Technologies	95,434	32,311	32,145	14,842	16,136
Reactor	77,410	24,793	14,496	17,179	20,942
Cyclotron	15,478	3,567	5,203	3,610	3,098
Contract Manufacturing	8,067	1,977	2,273	1,990	1,827
Medical Isotopes	100,955	30,337	21,972	22,779	25,867
	$244,840	$74,671	$67,141	$50,013	$53,015
Segment earnings (loss)
Targeted Therapies	14,078	2,809	4,336	3,820	3,113
Sterilization Technologies	39,037	16,676	14,403	3,504	4,454
Medical Isotopes	29,439	11,251	4,572	5,905	7,711
Corporate and Other	(8,706)	(1,273)	(2,703)	(2,815)	(1,915)
	$73,848	$29,463	$20,608	$10,414	$13,363

(Loss) income from continuing operations	$(28,869)	$(43,505)	$12,302	$3,221	$(887)
Net (loss) income	$(28,869)	$(43,505)	$12,302	$3,221	$(887)
Basic and diluted (loss) earnings per share	$(0.47)	$(0.70)	$0.20	$0.05	$(0.01)

(thousands of U.S. dollars, except per share amounts)	Trailing four quarters	October 31 2011	July 31 2011	April 30 2011	January 31 2011
Revenues from continuing operations
TheraSphere	$42,576	$10,884	$11,529	$11,190	$8,973
Targeted Therapies	42,576	10,884	11,529	11,190	8,973
Cobalt	96,982	28,125	30,879	19,628	18,350
Sterilization-other	11,680	4,342	1,241	5,697	400
Sterilization Technologies	108,662	32,467	32,120	25,325	18,750
Reactor	85,094	21,916	15,695	21,862	25,621
Cyclotron	18,439	3,250	5,691	5,712	3,786
Contract Manufacturing	19,256	5,483	1,772	4,169	7,832
Medical Isotopes	122,789	30,649	23,158	31,743	37,239
	$274,027	$74,000	$66,807	$68,258	$64,962
Segment earnings (loss)
Targeted Therapies	12,652	2,196	4,142	3,057	3,257
Sterilization Technologies	46,140	14,480	15,311	9,685	6,664
Medical Isotopes	38,342	11,411	2,775	10,231	13,925
Corporate and Other	(12,358)	(327)	(3,040)	(7,797)	(1,194)
	$84,776	$27,760	$19,188	$15,176	$22,652

Income from continuing operations	$43,502	$6,499	$4,693	$6,813	$25,497
(Loss) income from discontinued operations, net of income taxes	(26,655)	402	(8,814)	(14,291)	(3,952)
Net income (loss)	$16,847	$6,901	$(4,121)	$(7,478)	$21,545
Basic and diluted earnings (loss) per share
- from continuing operations	$0.67	$0.10	$0.07	$0.11	$0.38
- from discontinued operations	(0.41)	0.01	(0.13)	(0.22)	(0.06)
Basic and diluted earnings (loss) per share	$0.26	$0.11	$(0.06)	$(0.11)	$0.32

Nordion Inc. Fiscal 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

Revenues from continuing operations

Targeted Therapies

Targeted Therapies revenue of $12.0 million in Q4 2012 decreased by $1.0 million or 8% compared to Q3 2012. This decrease was primarily due to a decrease in TheraSphere sales volume.

Sterilization Technologies

Sterilization Technologies revenues of $32.3 million in Q4 2012 were relatively flat compared to Q3 2012. The volume of Co-60 shipped in the second half of fiscal 2012 was more than twice the volume shipped in the first half of fiscal 2012.

The quarterly profile of revenues for Sterilization Technologies vary significantly due to the timing of our Co-60 shipments to customers and the sales of production irradiators. When our customers purchase and install Co-60, they need to shut down their production irradiator operations while the Co-60 is being loaded into the irradiator. Therefore, we coordinate this process closely with our customers to minimize disruption to their operations. The timing of Co-60 discharges from power reactor sites in Canada can also affect the variability in quarterly revenues for Sterilization Technologies.

Medical Isotopes

Medical Isotopes revenues of $30.3 million in Q4 2012 increased by $8.4 million or 38% compared to Q3 2012. The increase was primarily due to a full quarter of Mo-99 revenue in Q4 2012 following the planned maintenance shutdown and unplanned supply interruption of the NRU reactor in Q3 2012. In Q4 2012, we also recognized revenue based on the receipt of payment from a customer for shortfalls in Mo-99 order volumes below minimum contract commitments.

In Q4 2012, Cyclotron isotopes revenue decreased by $1.6 million or 31% compared to Q3 2012. This decrease is primarily attributable to a decrease in sales of Sr-82 bulk.

Contract Manufacturing revenue was relatively flat quarter over quarter.

Segment earnings (loss)

Targeted Therapies

Targeted Therapies segment earnings of $2.8 million in Q4 2012 decreased by $1.5 million or 35% compared to Q3 2012 primarily due to higher spending in TheraSphere sales and marketing and clinical trials, and lower TheraSphere sales volume.

Quarter-to-quarter Targeted Therapies segment earnings are impacted by the level of spending on TheraSphere clinical trials.

Sterilization Technologies

Sterilization Technologies segment earnings of $16.7 million in Q4 2012 increased by $2.3 million or 16% compared to Q3 2012. This is primarily due to relatively lower Co-60 costs and the difference in mix of customers in Q4 2012 compared to Q3 2012.

Quarter-to-quarter Sterilization Technologies segment earnings are impacted by the mix of Co-60, one of our higher gross margin products, with Sterilization – Other, which includes shipments of production irradiators. The irradiators, while important to future growth in Co-60 sales, are a relatively lower margin product than Co-60 sources.

Medical Isotopes

Medical Isotopes segment earnings of $11.3 million in Q4 2012 increased by $6.7 million or 146% compared to Q3 2012. This is mainly due to the same reasons described above for quarter-to-quarter Reactor isotopes revenue increases.

Generally, our Reactor isotopes products have higher gross margins than the Cyclotron isotopes products.

Corporate and Other

Corporate and Other segment loss of $1.3 million in Q4 2012 improved by $1.4 million compared to Q3 2012 due mainly to lower SG&A costs and a favourable foreign exchange impact due to the weakening of the Canadian dollar relative to the U.S. dollar. Most of our SG&A expenses are denominated in Canadian dollars.

Nordion Inc. Fiscal 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

Items that impact the comparability of the operating (loss) income from continuing operations include:
•
Results for the quarter ended October 31, 2012 included a $3.6 million embedded derivative loss driven by changes in estimate for the notional supply amount and fluctuations in foreign exchange rate; a $2.5 million restructuring charge primarily due to our strategic realignment.

•
Results for the quarter ended January 31, 2012 included a $6.3 million embedded derivative loss driven by changes in estimate for the notional supply amount and fluctuations in foreign exchange rate; a $2.4 million loss on Celerion note receivable.

•
Results for the quarter ended October 31, 2011 included a $13 million embedded derivative loss driven by changes in estimate for the notional supply amount and fluctuations in foreign exchange rate; a $1.0 million restructuring charges.

•	Results for the quarter ended January 31, 2011 reflect an $18.6 million embedded derivative gain driven by changes in estimate for the notional supply amount and fluctuations in foreign exchange rate.

Nordion Inc. Fiscal 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

Fourth quarter analysis
Fourth quarter fiscal 2012 compared to the fourth quarter fiscal 2011
		Three months ended October 31
(thousands of U.S. dollars)	2012	% of revenues	2011	% of revenues
Revenues from continuing operations	$74,671	100%	$74,000	100%
Costs and expenses
Direct cost of revenues	30,564	41%	32,043	43%
Selling, general and administration	21,843	29%	15,743	21%
Depreciation and amortization	3,233	4%	5,700	8%
Restructuring charges, net	2,480	3%	1,016	1%
Change in fair value of embedded derivatives	3,603	5%	12,970	18%
Other expenses, net	26,132	35%	920	1%
Operating (loss) income from continuing operations	$(13,184)	(18%)	$5,608	8%
Interest expense	(917)	(1%)	(889)	(1%)
Interest income	2,225	3%	2,480	3%
Income tax expense	(31,629)	(42%)	(700)	(1%)
Income from discontinued operations, net of income taxes	-	-	402	1%
Net (loss) income	$(43,505)	(58%)	$6,901	9%

					Three months ended October 31
	Targeted Therapies		Sterilization Technologies		Medical Isotopes
(thousands of U.S. dollars)	2012	2011	2012	2011	2012	2011
Revenues	$12,023	$10,884	$32,311	$32,467	$30,337	$30,649
Direct cost of revenues	3,050	3,437	12,384	14,062	15,130	14,544
Selling, general and administration	4,840	3,970	3,131	4,039	3,485	4,316
Other expense (income), net	1,324	1,281	120	(114)	471	378
Segment earnings	$2,809	$2,196	$16,676	$14,480	$11,251	$11,411

Revenues from continuing operations
Revenues from continuing operations of $74.7 million in the fourth quarter of fiscal were relatively flat compared with the same period of fiscal 2011.

Selling, general and administration (SG&A)
SG&A expenses of $21.8 million in Q4 2012 were $6.1 million higher compared with the same period of fiscal 2011, primarily due to higher costs associated with the internal investigation of $8.5 million, which was partially offset by lower AECL arbitration related legal costs of $1.7 million.

Other expenses, net
Other expenses, net of $26.1 million in Q4 2012 increased by $25.2 million compared with same period of fiscal 2011 primarily due to the recording of an approximately $24 million relating to litigation estimates as discussed in the “2012 business and corporate development” section of this MD&A.

Change in fair value of embedded derivatives
We recorded a loss of $3.6 million for the change in fair value of embedded derivatives in Q4 2012 compared with a loss of $13.0 million in the same period of fiscal 2011 primarily driven by changes in estimate for the notional supply amount and fluctuations in the U.S. to Canadian dollar exchange rate.

Segment earnings
Targeted Therapies
Segment earnings of $2.8 million in Q4 2012 increased by $0.6 million compared with the same period of fiscal 2011 due to an increase in sales volumes for TheraSphere reflecting a relatively fixed nature of TheraSphere costs over certain volumes. This increase was partially offset by increases in medical affairs and clinical trial spending.

Nordion Inc. Fiscal 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

Sterilization Technologies
Segment earnings of $16.7 million in Q4 2012 increased by $2.2 million compared with same period of fiscal 2011 due to higher Co-60 volumes as well as the impact of significantly lower production irradiator sales and installations in Q4 2012 as they provide a lower gross margin relative to Co-60.

Medical Isotopes
Segment earnings of $11.3 million in Q4 2012 were lower by $0.2 million compared to the same period of fiscal 2011 primarily due to an overall decrease in Mo-99 volume and pricing which was largely offset by the $4 million recognized revenue in Q4 2012 based on the receipt of payment from a customer for shortfalls in Mo-99 volume below minimum contract commitments.

Operating (loss) income from continuing operations
We had a loss from continuing operations of $13.2 million for the three months ended Q4 2012 compared to an income of $5.6 million for the same period in fiscal 2011. This change was primarily due to the recording of approximately $24 million relating to litigation estimates as discussed in the “2012 business and corporate development” section of this MD&A, as well as $8.5 million for our internal investigation costs, which were partially offset by a $9.4 million decrease in the change in fair value of the embedded derivatives loss, a $2.5 million decrease in depreciation and amortization, and a $1.7 million decrease in AECL arbitration and legal costs.

Cash flow

Our operations and other operating working capital changes contributed a positive net cash inflow of $32.2 million in Q4 2012.

The primary cash inflows in the fourth quarter of fiscal 2012, excluding those associated with our product revenues included:
•	$2.2 million of payments from AECL related to a note receivable; and
•	$2.0 million of net tax refunds.

With these cash inflows, and our cash on hand, we used cash in the following activities in Q4 2012:
•	$5.7 million for internal investigation costs;
•	$1.6 million for restructuring, retained leases, and litigation costs; and
•	$1.6 million of capital asset additions.

Nordion Inc. Fiscal 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

Balance sheet insights

To assist understanding of our balance sheet accounts, we have briefly summarized a number of items below that are recorded in our balance sheet and described in more detail in our financial statement notes.

Embedded derivatives
Included in Other current assets and Accrued liabilities are embedded derivatives assets and liabilities of $nil and $0.8 million, respectively, as of October 31, 2012. These relate to certain long-term supply contracts that are denominated in currencies that are not the functional currency of either party to the agreements. These embedded derivatives can fluctuate significantly from period to period as they are based on notional amounts of approximately $49 million at October 31, 2012, and are revalued at the end of each reporting period based on changes in currency exchange rates relative to the Canadian dollar.

Investment in Celerion, Inc. (Celerion) & note receivable from Celerion
Long-term investments include our 15% minority interest in Celerion, carried at $1.4 million and a note receivable from Celerion, carried at $14.2 million is included in Other long-term assets. The face value of the note, including the transition services agreement and interest payments, as of October 31, 2012 is $16.8 million, with the carrying value reflecting discount rates of 28% and 8% for unsecured and secured cash flows, respectively. The portion of the note is unsecured and has a five year term bearing interest at 4% per annum which is accruing to the principal amount of the note. Our exposure to losses with respect to Celerion is limited to the carrying amount of this note receivable and our minority interest in Celerion.

Investment in LCC Legacy Holdings (LCC) (formerly Lumira Capital Corp.)
Included in Long-term investments is our investment in LCC, a privately held investment fund management company that has long-term investments in development-stage enterprises. We record this investment using the equity method of accounting and the carrying amount of this investment is $nil as of October 31, 2012, resulting from cumulative dividends received and equity losses recorded in prior periods.  We have no further exposure to losses with respect to LCC as our exposure is limited to the carrying amount of this investment.

Financial instrument pledged as security on long-term debt & Long-term debt
Included in Notes receivable and Other long-term assets is a financial instrument with a carrying value of $43.0 million as of October 31, 2012. This financial instrument is classified as held to maturity and is not readily tradable. Included in Long-term debt is a non-interest-bearing Canadian government loan with a carrying value of $43.0 million as of October 31, 2012. The cash inflow of the financial instrument exactly offsets the cash outflow of the long-term debt. We have pledged the financial instrument as security to offset the long-term debt, effectively resulting in net $nil debt.

Deferred tax assets
We have recorded current and non-current deferred tax assets of $57.0 million as of October 31, 2012. These assets relate to our Canadian operations and can be used to reduce future cash taxes in Canada.

Assets and liabilities related to captive insurance

As of October 31, 2012, our captive insurance liabilities include outstanding loss reserves of $2.1 million which is included in Accrued liabilities. The incurred but not reported loss reserves of $2.5 million is included in Other long-term liabilities as at October 31, 2012. Partially offsetting these liabilities is restricted cash of $3.9 million included in Other long-term assets.

Liabilities retained from divested and discontinued operations

Included in Accrued liabilities is $9.5 million related to an arbitration ruling in our dispute with Life Technologies Corporations (Life).  We subsequently filed a Statement of Claim against Life and have requested the $9.5 million settlement payment be suspended pending the outcome of this new claim.

Accrued liabilities also includes a provision of $8.3 million to address certain uninsured U.S. Food and Drug Administration (FDA) claims related to the Company’s discontinued bioanalytical operations in its former Montreal, Canada, facilities.

Nordion Inc. Fiscal 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
4) Consolidated Liquidity and Capital Resources

Cash flows
We have summarized our cash flows from operating, investing and financing activities, as reflected in our consolidated statements of cash flows, in the following table:

Years ended October 31 (thousands of U.S. dollars)	2012	2011	2010
Cash provided by (used in) continuing operating activities	$63,396	$37,109	$(59,926)
Cash (used in) provided by continuing investing activities	(5,443)	21,528	(12,846)
Cash used in continuing financing activities	(22,675)	(71,642)	(671,129)
Cash (used in) provided by discontinued operations	-	(38,197)	559,370
Effect of foreign exchange rate changes on cash and cash equivalents	15	2,467	9,130
Net increase (decrease) in cash and cash equivalents during the period	$35,293	$(48,735)	$(175,401)

Summary of cash flow activities for the year ended October 31, 2012
The primary cash inflows in fiscal 2012, excluding those associated with our product revenues included:
•	$12.2 million of payments from AECL related to a notes receivable; and,
•	$6.5 million of non-recurring payment from Celerion related to a note receivable.

With these cash inflows and our cash on hand, we used cash in the following activities:
•	$18.1 million for restructuring, retained leases, and litigation costs;
•	$18.6 million in dividend payments;
•	$7.4 million capital expenditures;
•	$4.0 million to buyback our Common shares through an NCIB; and,
•	$5.7 million for internal investigation costs.

The remaining net cash inflow of $70.4 million is primarily related to profitability from our operations and other changes in working capital.

Continuing operating activities
Cash provided by our operating activities for fiscal 2012 was $63.4 million compared to $37.1 million cash provided in fiscal 2011 and $59.9 million cash used in fiscal 2010. We recorded a net loss of $28.9 million for the year 2012, which includes a non-cash loss in the fair value of embedded derivative assets of $12.0 million and a loss on Celerion note receivable of $2.4 million. In 2012, our accounts receivable increased by $7.9 million, our accounts payable and accrued liabilities increased $26.3 million, and our inventories increased by $3.4 million primarily driven by the timing of our sale and receipt of Co-60. In addition notes receivable decreased by $12.2 million reflecting payments from AECL.

The cash outflow in 2011 was a result of our decrease in accounts receivable of $1.2 million, our accounts payable and accrued liabilities decreased $26.2 million due mainly to the payment of cost associated with the strategic repositioning, and our inventories increased by $4.0 million primarily driven by the timing of our sale and receipt of Co-60 as well as shipments of production irradiators. In addition, deferred revenue decreased by $11.3 million related to Contract Manufacturing and production irradiator projects completed in fiscal 2011.

The cash outflow in 2010 was impacted by a number of significant transactions related to our organizational realignment. Cash outflow of $59.9 million primarily included $103.6 million related to restructuring and deal costs, including severance, change of control payments and banker and advisory fees, $12.5 million in income and sale tax payments resulting from prior year audits and $6.5 million in pension plan contributions. These outflows were partially offset by $12.8 million of payments from AECL related to a note receivable, $14.0 million in income associated with transition service provided to the buyers of the businesses we sold, and $3.0 million in dividends from Lumira.

Continuing investing activities
There was a decrease in cash of $5.4 million used in investing activities for fiscal 2012 compared with cash provided of $21.5 million in fiscal 2011 and cash used of $12.8 million in fiscal 2010. During 2012, we had capital asset additions of $7.4 million, partially offset by a decrease in restricted cash of $1.9 million.

During fiscal 2011, we had a significant decrease in restricted cash of $26.6 million including previously held as collateral to secure letters of credit which are now secured by our credit facility, and $1.7 million cash sale proceeds for our available for sale investment. The increase in cash was partially offset by capital asset additions of $6.7 million.

Nordion Inc. Fiscal 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

During fiscal 2010, we purchased capital assets of $7.3 million and our restricted cash increased by $16.1 million mainly as a result of the cancellation of the previous credit facility we had in place, which were partially offset by $10.6 million of cash received from the sale of our long-term investments.

Continuing financing activities
We used cash of $22.7 million for financing activities for fiscal 2012 compared with $71.6 million and $671.1 million cash used in fiscal 2011 and 2010, respectively. During fiscal 2012, we paid $18.6 million of cash dividends and repurchased and cancelled $4.0 million of Common shares under the 2012 NCIB.

During fiscal 2011, we repurchased and cancelled our Common shares for $52.4 million and paid $19.2 million of cash dividends.  In fiscal 2010, we completed a substantial issuer bid for a total cost of $450.0 million and repaid a $221.5 million of the outstanding principal for our senior unsecured notes and certain capital lease obligations.

Liquidity

(thousands of U.S. dollars)	October 31 2012	October 31 2011	Change
Cash and cash equivalents	$109,360	$74,067	35,293
Current ratio(a)	2.0	2.7	(26%)
(a) Excludes current assets and current liabilities related to discontinued operations as at October 31, 2011.

Our cash and cash equivalents of $109.4 million as of October 31, 2012 was $35.3 million higher than the $74.1 million we had as of October 31, 2011. As we discussed in the “Cash flows” section above, the increase was primarily due to $70.4 million net cash inflow from our operations and other changes in working capital, $6.5 million cash received on Celerion note receivable, and $12.2 million cash received on the AECL note receivable. The increase in cash and cash equivalents was partially offset by $18.6 million of cash dividends paid, an $18.1 million for restructuring, retained leases, and litigation costs, and other cash outflow items discussed in the “Cash flows” section above.

Our current ratio of 2.0 as of October 31, 2012 decreased from 2.7 as of October 31, 2011. The increase in the current liabilities was primarily due to increases in provisions for internal investigation costs as well as litigation related costs which were partially offset by the increase in current assets primarily due to the increases in cash and cash equivalents.

As of October 31, 2012, our restricted cash of $3.9 million related to funds for insurance liabilities.

Amended and Restated Credit facility
On January 25, 2013, we entered into a $80.0 million Amended and Restated senior revolving one year committed credit facility with the Toronto-Dominion Bank (TD) and a select group of other financial institutions (the Lenders). Our Amended and Restated credit facility consists of a $20 million revolving credit facility and a separate facility of up to $60 million to be used for the issuance of letters of credits. Each material subsidiary of Nordion jointly and severally guaranteed the obligations of the borrower to the lenders. The credit facilities are secured by floating and fixed charges over the assets of the borrower and guarantors including, but not limited to, accounts receivable, inventory and real property with the latter facility to be fully secured with a specific pledge of cash collateral.

We entered into the Amended and Restated credit facilities agreement as a result of accruals associated with ongoing litigation matters and the treatment of certain non-cash items and their impact on certain terms of our previous credit facility. These accruals and non-cash items may have resulted in the Company not being in compliance with one of its financial covenants as at October 31, 2012, however this covenant was amended in the Amended and Restated credit facilities agreement.

Under this credit facility, we are able to borrow Canadian and U.S. dollars by way of Canadian dollar prime rate loans, U.S. dollar base rate loans, U.S. dollar Libor loans, the issuance of Canadian dollar banker’s acceptances and letters of credit in Canadian and U.S. dollars. The credit facility is for a one-year term which may be extended on mutual agreement of the Lenders for successive subsequent periods. The credit facility is primarily for general corporate purposes. As of October 31, 2012, we have not used the credit facility for borrowing; however, we had $30.6 million of letters of credit issued under this credit facility.

Nordion Inc. Fiscal 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

Pension
For funding purposes, we are required by regulation to update our actuarial valuation of our main defined benefit pension plan as of January 1, 2013, and based on the continued decline in real interest rates in Canada, we expect our funding in 2013 to increase by $1 million to $2 million. Based on the actuarial valuation completed in Q3 2012 related to January 1, 2012, our annual funding requirements were approximately $14 million, including approximately $3 million of current service cost contributions in calendar year 2012, in order to reduce the projected regulatory solvency deficit and meet our normal funding requirements. We have funded the solvency deficit via letters of credit for $13.1 million, including $2.9 million funded in Q4 2012. The deficit has arisen due to falling real interest rates where the pension liabilities increased more than the increase in the value of pension assets. The actual funding requirements which are amortized over a five-year funding period will be dependent on subsequent annual actuarial valuations. These amounts are estimates, which may change with actual investment performance, changes in interest rates, any pertinent changes in government regulations, and any voluntary contributions. As a result of either changes to annual valuations or the three-year averaging used in the deficit calculation under applicable regulations, funding requirements may extend beyond the five year funding period.

In addition, we retained a defined benefit pension plan associated with MDS Pharma Services Early Stage. In Q4 2012, we received approval from the Internal Revenue Service in the U.S. for a proposed settlement of this pension plan. We expect the final settlement to occur during fiscal 2013. The current estimated under-funded status based on the actuarial valuation completed as of Q4 2012 was $5.7 million.

Future liquidity risk and requirements
Liquidity risk is the risk that an entity will encounter difficulty in satisfying its financial obligations as they become due.  We manage our liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. However, the timing and amounts of expenditures and inflows of cash are uncertain and obligations may arise that we are unable to forecast including, among other things, potential fines and penalties from regulators or enforcement authorities associated with our internal investigation.

We believe that cash on hand, cash flows generated from operations, and borrowing from our line of credit, if needed, will be sufficient to meet the anticipated requirements for current operations, capital expenditures, R&D expenditures including trials for TheraSphere, pension funding, internal investigation costs, litigation costs including the MAPLE lawsuit, contingent liabilities including payment of AECL legal costs, FDA settlements, the Life arbitration settlement, and restructuring costs.

Under our credit facility we have $30.6 million of letters of credit and certain foreign exchange forward contracts written against the facility. In 2013 we expect a significant increase in our letters of credit as a result of an expected $16 million increase in our site decommissioning letter of credit and the funding of pension liabilities.  If we were to lose access to our credit facility and/or have increased cash requirements for operations or other liabilities, the company may be required to obtain additional capital.

Contractual obligations
Subsequent to the sale of Early Stage, we have retained litigation claims and other costs associated with the U.S. FDA’s review of our discontinued bioanalytical operations in Montreal, Canada and certain other contingent liabilities. We have also retained certain liabilities related to pre-closing matters, a defined benefit pension plan for U.S. employees, and a lease obligation for an office location in Bothell, Washington. We have estimated the cost of future lease payments, net of expected sublease revenue, where applicable, to be approximately $0.7 million. Under certain circumstances, we may be required to assume additional liabilities that could result in future cash payments.

(thousands of U.S. dollars)	2013	2014	2015	2016	2017	Thereafter
Long-term debt	$4,190	$4,156	$34,985	$-	$-	$-
Interest on long-term debt	2,976	2,903	1,180	-	-	-
Operating leases	1,844	1,101	990	989	1,137	909
Purchase obligations	52,091	44,139	32,898	49,974	26,844	82,803
	$61,101	$52,299	$70,053	$50,963	$27,981	$83,712

Long-term debt consists of a $43.0 million, non-interest bearing, government loan; and other commitments totaling $0.3 million which represent capital lease obligations. We have a financial instrument fully pledged as security for the repayment of this long-term debt.

The amounts for operating leases primarily relate to the rental of offices, laboratory facilities and equipment to support global operations.

We have long-term supply arrangements totaling approximately $240 million primarily related to the supply of Co-60 from certain domestic and international suppliers of isotopes. These agreements including certain take-or-pay contracts provide for minimum purchase quantities, and certain prices are based on market rates at the time of delivery. Amount of purchase obligations are based on management’s best estimate in respect of these agreements. The terms of these long-term supply or service arrangements range from 1 to 12 years.

We have entered into contracts for other outsourced services; however, the obligations under these contracts are not significant and the contracts generally contain clauses allowing for cancellation without significant penalty.

Nordion Inc. Fiscal 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

The expected timing of payment of the obligations discussed above is estimated based on current information. The timing of payments and actual amounts paid may be different depending on the time of receipt of goods or services, foreign exchange fluctuations, or, for some obligations, changes to agreed-upon amounts.

Indemnities and guarantees
In connection with our various divestitures, we agreed to indemnify buyers for actual future damage suffered by the buyers related to breaches, by us, of representations and warranties contained in the purchase agreements. In addition, we have retained certain existing and potential liabilities arising in connection with such operations related to periods prior to the closings. To mitigate our exposure to certain of these potential liabilities, we maintain errors and omissions insurance and other insurance. We are not able to make a reasonable estimate of the maximum potential amount that we could be required to pay under these indemnities. We have not made any significant payments under these types of indemnity obligations in the past.

Arbitration with Life Technologies Corporations
As part of the sale of MDS Analytical Technologies completed in Q1 2010, our joint venture partnership with Applied Biosystems, a division of Life Technologies Corporations (Life), was dissolved. A disagreement arose between the former partners (Nordion and Life) as to the appropriate treatment of certain inventory sold by the partnership to Applied Biosystems prior to the dissolution of the joint venture partnership. The disagreement was submitted to arbitration and the arbitrator in the hearing ruled in favour of Life. As a result, we recorded a settlement loss of approximately $9.5 million in our results of discontinued operations in Q3 2011.

Subsequent to the arbitrator’s ruling, on September 30, 2011, we filed a Statement of Claim against Life in the Ontario Superior Court of Justice seeking recovery of approximately C$30 million and requesting the $9.5 million settlement payment be stayed pending the outcome of this new claim. In December 2011, Life filed its statement of defense and we expect that Life will vigorously defend this action. A schedule for the hearing of motions has yet to be set, however initial hearings may occur during our fiscal 2013. Both parties filed motions in May 2012 related to the claim. We have not paid the $9.5 million to date.

Capitalization
Our long-term debt of $43.3 million as of October 31, 2012, is primarily a non-interest-bearing Canadian government loan maturing in 2015, which we have fully secured with a long-term financial instrument that we have included in Other long-term assets in our consolidated statements of financial position.

Our shareholders’ equity as of October 31, 2012, was $194.8 million compared with $284.8 million as of October 31, 2011, primarily due to a net loss of $28.9 million and the recognition of a pension liability adjustment of $37.7 million for fiscal 2012. During fiscal 2012, we also declared and paid quarterly dividends for a total $18.6 million. The decrease also reflects a total cost of $4.0 million for our NCIB for fiscal 2012 including a charge of $2.1 million to our accumulated deficit due to share buyback costs in excess of the $1.9 million carrying value of the Common shares.

Under our NCIB initiated in fiscal 2011, we repurchased and cancelled 5,258,632 of our Common shares for an aggregate purchase price of $55.9 million. On January 31, 2012, we announced a 2012 NCIB, which was authorized by the Toronto Stock Exchange (TSX) to purchase for cancellation up to 3,105,901 Common shares. As of October 31, 2012, we have repurchased and cancelled 71,120 of our Common shares under the 2012 NCIB. As discussed in “2012 business and corporate development” section of this MD&A, we suspended our dividend and cancelled our NCIB during Q4 2012.

Off-balance sheet arrangements
We do not have any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital expenditures or capital resources that are material to investors other than operating leases and derivative instruments.

Derivative instruments
As of October 31, 2012, we held approximately $33 million notional amount of foreign exchange forward contracts designated as cash flow hedges. During fiscal 2012, we recorded $0.6 million realized gain and $0.6 million unrealized gain for our foreign exchange forward contracts designated as cash flow hedges. As of October 31, 2012, we held no derivatives designated as fair value or net investment hedges.

As of October 31, 2012, we identified a nominal amount for embedded derivative assets with a fair value of $nil (October 31, 2011 - $11.6 million) and embedded derivative liabilities with a fair value of $0.8 million (October 31, 2011 - $0.4 million), which have a total notional amount of approximately $49 million (October 31, 2011 – approximately $300 million). During fiscal 2012, we recorded a $12.0 million loss for the change in the fair value of the embedded derivatives, compared to a $2.6 million and $13.1 million gain in fiscal 2011 and 2010, respectively.

Nordion Inc. Fiscal 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

Litigation
For full descriptions of our material litigation, see “Section 9, Legal Proceedings” in our 2012 AIF.

MAPLE
AECL and the Government of Canada unilaterally announced in fiscal 2008 their intention to discontinue development work on the MAPLE Facilities. At the same time, AECL and the Government of Canada also publicly announced that they would continue to supply medical isotopes from the current NRU reactor, and would pursue a license extension of the NRU reactor operations past the expiry date, at the time, of October 31, 2011. On July 8, 2008, we served AECL with a notice of arbitration proceedings seeking an order to compel AECL to fulfill its contractual obligations under an agreement entered into with AECL in February 2006 (the 2006 Agreement) to complete the MAPLE Facilities and, in the alternative and in addition to such order, seeking significant monetary damages.  On September 10, 2012, we announced that we had received the decision in its confidential arbitration with AECL and was unsuccessful it our claim for specific performance or monetary damages relating to AECL’s cancelled construction of the MAPLE facilities. The majority of the tribunal ruled 2:1 that our claim against AECL in the arbitration was precluded under the terms of the 2006 Agreement. Thus, we were not entitled to a remedy under the 2006 Agreement for the unilateral termination by AECL of the construction of the MAPLE facilities. In the decision, the arbitrators also dismissed AECL’s counterclaim against us for damages for breach of contract in the amount of $250 million (C$250 million) and other relief. The appeal period has expired and neither party appealed the decision. The arbitrators have yet to decide on the issue of costs, and requested that we and AECL make submissions. As the decision of the tribunal favors AECL, we may be responsible for a portion of AECL’s costs, which could be material.

In addition to the arbitration, in 2008 we also filed a court claim against AECL and the Government of Canada. Our claim filed against AECL sought (i) damages in the amount of $1.6 billion (C$1.6 billion) for negligence and breach of contract under the Isotope Production Facilities Agreement (IPFA) entered into with AECL in 1996; and (ii) interim, interlocutory and final orders directing AECL to continue to supply radioisotopes under the 2006 Agreement, pending any final judgment and completion of the MAPLE Facilities; and, against the Government of Canada, we sought (i) damages in the amount of $1.6 billion (C$1.6 billion) for inducing breach of contract and interference with economic relations in respect to the 2006 Agreement; (ii) an order that we may set off the damages owing to us by the Government of Canada as a result of the Government’s conduct set out herein against any amounts owing by us to the Government of Canada under the Facilities Development and Construction Funding Agreement (FDCFA), a  loan agreement between us and the Government of Canada $100 million (C$100 million); and (iii) an interim and interlocutory order suspending any payments that may be owing to the Government of Canada under the FDCFA pending the determination of the issues in this litigation and an interim or interlocutory order requiring the return of all security instruments delivered in connection with the FDCFA. The arbitration decision leaves us open to pursue our ongoing lawsuit against AECL in the Ontario courts in relation to the 1996 IPFA. In the analysis of the decision, although the arbitrators did not rule on the issue, the view of the majority was that a breach of contract by AECL did not occur under the 2006 Agreement. Nordion is pursuing its rights under the IPFA.

The parties have agreed on a preliminary schedule for proceeding in the IPFA claim and Nordion filed an amended statement of claim on January 18, 2013. Having regard to the majority opinion in the arbitration, the amended statement of claim under the IPFA no longer includes the Government of Canada and the damages claimed are substantially lower.  Nordion and the Government of Canada have agreed to the discontinuance of the action against the Government of Canada without costs.  The schedule provides for AECL to file motions if it sees fit and to file a defence. Documentary productions and discoveries are currently anticipated to begin during 2013. Based on the current schedule, the matter would not be expected to be set down for trial before mid-2014. The claim requests damages in the amount of $243.5 million for negligence and breach of the IPFA, as well as pre- and post-judgment interest and costs. The damages claimed are for the recovery of Nordion’s costs up to the end of the IPFA, net of certain amounts settled between Nordion and AECL at the time of entering into the ILTSA.

Under the 2006 Agreement, commercially reasonable efforts are required to maintain isotope production from the NRU reactor until such time as we have established a satisfactory, long-term alternative supply.  We have accordingly notified AECL that we intend to continue to require isotope supply from AECL while we continue to explore alternatives to mitigate the lack of supply from AECL, for both back-up and the long-term supply of reactor-based medical isotopes.

Bioequivalence studies
During fiscal 2009, we were served with a Complaint related to repeat study costs and mitigation costs of $10 million and lost profits of $70 million. This action relates to certain bioequivalence studies carried out by our former MDS Pharma Services business unit at our Montreal, Canada facility from January 1, 2000, to December 31, 2004. We maintain reserves in respect of repeat study costs as well as errors and omissions insurance. We have assessed this claim and have accrued amounts related to the direct costs associated with the repeat study costs in our FDA provision.  We have not made a specific provision related to the claim for lost profit, other than insurance deductible liabilities. We have filed an Answer and intend to vigorously defend this action. Discoveries are ongoing, and no trial date has been set. To date, attempts to mediate the claim have been unsuccessful.

Nordion Inc. Fiscal 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

During fiscal 2009, we were served with a Statement of Claim related to repeat study and mitigation costs of $5 million (C$5 million) and loss of profit of $30 million (C$30 million). This action relates to certain bioequivalence studies carried out by our former MDS Pharma Services business unit at our Montreal, Canada facility from January 1, 2000, to December 31, 2004. We maintain reserves in respect of repeat study costs as well as errors and omissions insurance. We have assessed this claim and have accrued amounts related to the direct costs associated with the repeat study costs in our FDA provision. We have not made a specific provision related to the claim for lost profit, other than insurance deductible liabilities. We have filed a Statement of Defence and intend to vigorously defend this action.

BioAxone BioSciences
During Q3 2012, we were served with a Complaint filed in Florida relating to our former Pharma Services business (the Complaint). The Complaint, by BioAxone BioSciences Inc., named Nordion (US) Inc. as well as another co-defendant, and alleges that MDS Pharma Services acted negligently in the preparation and qualification of a Bacterial Master Cell Bank relating to the development of a biologic drug. The Plaintiff claims that it has incurred costs to take corrective actions to the cell bank and to the development of its drug as a result of associated delays in development, progress through clinical trials and the FDA approvals process, in an amount greater than $90 million. We have not made a specific provision related to this Complaint. We are currently assessing the merits of the Complaint and intend to vigorously defend this claim.  In September 2012, we filed a motion to dismiss the claim in Ft. Lauderdale, Florida, and a decision is pending.

Nordion Inc. Fiscal 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

5) Accounting and Control Matters

Recent accounting pronouncements

In December 2011, the Financial Accounting Standards Board (FASB) issued ASU No. 2011-11, “Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities” which enhances current disclosures about financial instruments and derivative instruments that are either offset on the statement of financial position or subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset on the statement of financial position. Entities are required to provide both net and gross information for these assets and liabilities in order to facilitate comparability between financial statements prepared on the basis of U.S. Generally Accepted Accounting Practices (GAAP) and financial statements prepared on the basis of International Financial Reporting Standards (IFRS). ASU 2011-11 is effective for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods and we plan to adopt ASU 2011-11 on November 1, 2013.  ASU 2011-11 is not expected to have a significant impact on our consolidated financial statements.

In December 2011, the FASB issued ASU No. 2011-12, “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05” which indefinitely defers the requirement in ASU No. 2011-05 to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented. During the deferral period, the existing requirements in U.S. GAAP for the presentation of reclassification adjustments must continue to be followed. ASU 2011-12 is effective for annual reporting periods beginning on or after December 15, 2011 and interim periods within those annual periods and we plan to adopt ASU 2011-12 on November 1, 2012. ASU 2011-12 is not expected to have a significant impact on our consolidated financial statements.

International Financial Reporting Standards
We have been monitoring the deliberations and progress being made by accounting standard setting bodies and securities regulators both in the U.S. and in Canada with respect to their plans regarding convergence to International Financial Reporting Standards (IFRS).  We currently expect to adopt IFRS as our primary reporting standard when the U.S. Securities and Exchange Commission requires domestic registrants in the U.S. to transition to IFRS.

Critical accounting policies and estimates

Our discussion and analysis of the financial condition and results of operations is based on the consolidated financial statements, which have been prepared in accordance with U.S. GAAP applied on a consistent basis. Beginning with its fiscal 2007 year-end, we adopted the U.S. dollar as the Company’s reporting currency and U.S. GAAP as its primary reporting standard for the presentation of its consolidated financial statements.

Use of estimates
The preparation of the consolidated financial statements requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. The Company’s estimates are based on the facts and circumstances available at the time estimates are made, historical experience, risk of loss, general economic conditions and trends, and the Company’s assessments of the probable future outcomes of these matters. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of changes, if any, are reflected in the consolidated statements of operations in the period in which they are determined.

Cash and cash equivalents
Cash and cash equivalents include cash on hand, balances with banks, demand deposits, and investments with maturities of three months or less at the time the investment is made. The fair value of cash and cash equivalents approximates the carrying amounts shown in the consolidated statements of financial position.

Restricted cash
Restricted cash, which is included in other long-term assets, includes cash held for specific purposes which is not readily available to be used in the Company’s operations related to insurance liabilities.

Allowance for doubtful accounts
The Company maintains an allowance for doubtful accounts based on a variety of factors, including the length of time the receivables are past due, macroeconomic conditions, significant one-time events, historical experience and the financial condition of customers. The Company records a specific reserve for individual accounts when it becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings or deterioration in the customer’s operating results or financial position. If circumstances related to a customer change, the Company would further adjust estimates of the recoverability of receivables.

Nordion Inc. Fiscal 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

Inventories
Inventories of raw materials and supplies are recorded at the lower of cost or market value, determined on a first-in, first-out (FIFO) basis.  Finished goods and work-in-process include the cost of material, labor and manufacturing overhead and are recorded on a FIFO basis at the lower of cost or market. The Company reduces the carrying value of inventories for those items that are potentially excess, obsolete or slow-moving based on changes in customer demand, technology developments or other economic factors.

Property, plant and equipment
Property, plant and equipment, including assets under capital leases, are carried in the accounts at cost less accumulated depreciation.  Gains and losses arising on the disposal of individual assets are recognized in income in the period of disposal.

The costs associated with modifications to facilities owned by others to permit isotope production are deferred and recorded as facility modifications and amortized over the expected contractual production.

Costs, including financing charges and certain design, construction and installation costs, related to assets that are under construction and are in the process of being readied for their intended use are recorded as construction in-progress and are not subject to depreciation.

Depreciation, which is recorded from the date on which each asset is placed into service, is generally provided for on a straight-line basis over the estimated useful lives of the property, plant and equipment as follows:

Buildings (years)	25	―	40
Equipment (years)	3	―	20
Furniture and fixtures (years)	3	―	10
Computer systems (years)	3	―	7
Leaseholds improvements	Term of the lease plus renewal periods, when renewal is reasonably assured

Asset retirement obligations
The Company records asset retirement obligation costs associated with the retirement of tangible long-lived assets. The Company reviews legal obligations associated with the retirement of these long-lived assets. If it is determined that a legal obligation exists and it is probable that this liability will ultimately be realized, the fair value of the liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the expected life of the asset. The present value of the asset retirement obligation is accreted with the passage of time to its expected settlement fair value.

Goodwill
Goodwill is not amortized but is tested for impairment, at least annually. The Company tests goodwill during the fourth quarter of each year for impairment, or more frequently if certain indicators are present or changes in circumstances suggest that impairment may exist. The Company first assesses qualitative factors to determine whether it is necessary to perform the two step quantitative goodwill impairment test. If it is determined that it is more likely than not that the fair value of a reporting unit is less than its carrying value, the Company utilizes the two-step quantitative approach.  The first step requires a comparison of the carrying value of the reporting units to the fair value of these units. The Company estimates the fair value of its reporting units through internal analyses and valuation, utilizing an income approach based on the present value of future cash flows. If the carrying value of a reporting unit exceeds its fair value, the Company will perform the second step of the goodwill impairment test to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of a reporting unit’s goodwill with its carrying value. The implied fair value of goodwill is determined in the same manner that the amount of goodwill recognized in a business combination is determined. The Company allocates the fair value of a reporting unit to all of the assets and liabilities of that unit, including intangible assets, as if the reporting unit had been acquired in a business combination. Any excess of the value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill.

Impairment of long-lived assets
The Company evaluates the carrying value of long-lived assets, including property, plant and equipment, for potential impairment when events and circumstances warrant a review. Factors that the Company considers important that could trigger an impairment review include, but are not limited to, significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for the Company’s overall business, significant negative industry or economic trends, a significant adverse legal or regulatory development, a significant decline in the Company’s stock price for a sustained period, and the Company’s market capitalization relative to its net book value. In assessing long-lived assets for impairment, assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

Nordion Inc. Fiscal 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

The carrying value of a long-lived asset is considered impaired when the anticipated net recoverable amount of the asset is less than its carrying value.  In that event, a loss is recognized in an amount equal to the difference between the carrying value and fair value less costs of disposal by a charge to income.  The anticipated net recoverable amount for a long-lived asset is an amount equal to the anticipated undiscounted cash flows net of directly attributable general and administration costs, carrying costs, and income taxes, plus the expected residual value, if any.

When required, the fair values of long-lived assets are estimated using accepted valuation methodologies, such as discounted future net cash flows, earnings multiples, or prices for similar assets, whichever is most appropriate under the circumstances.

Long-term investments
The Company accounts for long-term investments where it has the ability to exercise significant influence using the equity method of accounting. In situations where the Company does not exercise significant influence over a long-term investee that is not publicly listed, the investments are recorded at cost. Investments in public companies are carried at fair value. The Company periodically reviews these investments for impairment. In the event the carrying value of an investment exceeds its fair value and the decline in fair value is determined to be other than temporary, the Company writes down the value of the investment to its fair value.

Leases
Leases entered into by the Company in which substantially all of the benefits and risks of ownership are transferred to the Company are recorded as obligations under capital leases, and under the corresponding category of property, plant and equipment. Obligations under capital leases reflect the present value of future lease payments, discounted at an appropriate interest rate, and are reduced by rental payments net of imputed interest. Property, plant, and equipment under capital leases are depreciated, to the extent that these assets are in continuing operations, based on the useful life of the asset.  All other leases in continuing operations are classified as operating leases and leasing costs, including any rent holidays, leasehold incentives, and rent concessions, are amortized on a straight-line basis over the lease term.

Revenue recognition
Revenues are recorded when title to goods passes or services are provided to customers, the price is fixed or determinable, and collection is reasonably assured. For the majority of product revenues, title passes to the buyer at the time of shipment and revenue is recorded at that time.

The Company recognizes revenue and related costs for arrangements with multiple deliverables as each element is delivered or completed based upon fair value as determined by vendor-specific objective evidence of selling price or third-party evidence of selling price. If neither vendor-specific objective evidence nor third-party evidence of a selling price is available for any undelivered element, revenue for all elements is calculated based on an estimated selling price method. When a portion of the customer’s payment is not due until acceptance, the Company defers that portion of the revenue until acceptance has been obtained. Revenue for training is deferred until the service is completed.  Revenue for extended service contracts is recognized ratably over the contract period. Provisions for discounts, warranties, rebates to customers, returns and other adjustments are provided for in the period the related sales are recorded.

Warranty costs
A provision for warranties is recognized when the underlying products or services are recorded as revenues. The provision is based on estimated future costs using historical labor and material costs to estimate costs that will be incurred in the warranty period.

Stock-based compensation
The fair value of stock options is recognized as compensation expense on a straight-line basis over the applicable stock option vesting period. The expense is included in selling, general, and administration expenses in the consolidated statements of operations and as additional paid-in capital grouped within shareholders’ equity on the consolidated statements of financial position. The consideration received on the exercise of stock options is credited to share capital at the time of exercise along with the associated amount of additional paid-in capital.

Certain incentive compensation plans of the Company base the determination of compensation to be paid in the future on the price of the Company’s publicly traded shares at the time of payment or time of the grant date. Expenses related to these plans are recorded as a liability and charged to income over the period in which the amounts are earned, based on an estimate of the current fair value of amounts that will be paid in the future.

Pension, post-retirement and other post-employment benefit plans
The Company offers a number of benefit plans that provide pension and other post-retirement benefits. The current service cost of benefit plans is charged to income. Cost is computed on an actuarial basis using the projected benefits method and based on management’s best estimates of investment yields, salary escalation, and other factors.

Nordion Inc. Fiscal 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company recognizes the funded status of its defined benefit plans on its consolidated statements of financial position; recognizes gains, losses, and prior service costs or credits that arise during the period that are not recognized as components of net periodic benefit (income) cost as a component of accumulated other comprehensive income, net of tax; measures its defined benefit plan assets and obligations as of the date of the Company’s fiscal year-end consolidated statements of financial position; and discloses additional information in the notes to the consolidated financial statements about certain effects on net periodic benefit (income) cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition assets or obligations.

The expected costs of post-employment benefits, other than pensions, for active employees are accrued in the years in which employees provide service to the Company. Adjustments resulting from plan amendments, experience gains and losses, or changes in assumptions are amortized over the remaining average service term of active employees. Other post-employment benefits are recognized when the event triggering the obligation occurs.

Research and development
The Company conducts various research and development programs and incurs costs related to these activities, including employee compensation, materials, professional services, facilities costs, and equipment depreciation. Research and development programs costs, including those internally processed, are expensed in the periods in which they are incurred.

Clinical trial expenses
Other current assets and Other long-term assets include any clinical trial prepayments made to the clinical research organization (CRO).  Research and development expenses include clinical trial expenses associated with CRO. The invoicing from CRO for services rendered can lag several months. We accrue the cost of services rendered in connection with CRO activities based on our estimate of site management, monitoring costs, and project management costs and record them in accrued liabilities. We maintain regular communication with our CRO to gauge the reasonableness of our estimates. Differences between actual clinical trial expenses and estimated clinical trial expenses recorded have not been material and are adjusted for in the period in which they become known.

Income taxes
Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. The Company provides a valuation allowance against its deferred tax assets when it believes that it is more likely than not that the asset will not be realized.

The Company determines whether it is more likely than not that a tax position will be sustained upon examination. The tax benefit of any tax position that meets the more-likely-than-not recognition threshold is calculated as the largest amount that is more than 50% likely of being realized upon resolution of the contingency. To the extent, a full benefit is not expected to be realized on the uncertain tax position; an income tax liability is established. Interest and penalties on income tax obligations are included in income tax expense.

The calculation of the Company’s tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions that the Company has operated in globally. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from current estimates of the income tax liabilities. If the Company’s estimate of income tax liabilities proves to be less than the ultimate assessment, an additional charge to income tax expense would result. If payment of these amounts ultimately proves to be less than the recorded amounts, the reversal of the income tax liabilities may result in income tax benefits being recognized in the period when it is determined that the estimated income tax liability is no longer required. All of these potential income tax liabilities are included in income taxes payable or netted against income taxes recoverable on the consolidated statements of financial position.

Investment tax credits related to the acquisition of assets are deferred and amortized to income on the same basis as the related assets, while those related to current expenses are included in the determination of income for the year.

Earnings per share
Basic earnings per share is calculated by dividing net income by the weighted average number of Common shares outstanding during the year.

Diluted earnings per share is calculated using the treasury stock method, by dividing net income available to common shareholders by the sum of the weighted average number of Common shares outstanding and all additional Common shares that would have been outstanding shares arising from the exercise of potentially dilutive stock options during the year.

Nordion Inc. Fiscal 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

Foreign currency translation
Although the Company reports its financial results in U.S. dollars, the functional currency of the Company’s Canadian operations is Canadian dollars. The functional currencies of the Company’s foreign subsidiaries are their local currencies. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currencies of operations at prevailing year-end exchange rates. Non-monetary assets and liabilities are translated into functional currencies at historical rates. Assets and liabilities of foreign operations with a functional currency other than U.S. dollars are translated into U.S. dollars at prevailing year-end exchange rates, while revenue and expenses of these foreign operations are translated into U.S. dollars at average monthly exchange rates. The Company’s net investments in foreign subsidiaries are translated into U.S. dollars at historical exchange rates.

Exchange gains and losses on foreign currency transactions are recorded in other expenses, net. Upon the sale or upon complete or substantially complete liquidation of an investment in a foreign (non-Canadian functional currency) entity, the amount attributable to that entity and accumulated in the translation adjustment component of the equity is removed from the separate component of equity and reported as part of the gain or loss on sale or liquidation of the investment in the period during which the sale or liquidation occurs. Exchange gains or losses arising on translation of the Company’s net equity investments in these foreign subsidiaries and those arising on translation of foreign currency long-term liabilities designated as hedges of these investments are recorded in other comprehensive income (OCI). Upon reduction of the Company’s investment in the foreign (non-Canadian) subsidiary, due to a sale or complete or substantially complete liquidation, the amount from the reporting currency translation as well as the offsetting amount from the translation of foreign currency long-term liabilities included in accumulated other comprehensive income (AOCI) is recognized in income.

Derivative financial instruments
In the normal course of business, the Company uses derivative financial instruments to manage foreign currency exchange rate risks. Derivative transactions are governed by a uniform set of policies and procedures covering areas such as authorization, counterparty exposure and hedging practices. Positions are monitored based on changes in foreign currency exchange rates and their impact on the market value of derivatives. Credit risk on derivatives arises from the potential for counterparties to default on their contractual obligations to the Company. The Company limits its credit risk by dealing with counterparties that are considered to be of high credit quality. The Company does not enter into derivative transactions for trading or speculative purposes. The Company records derivatives at fair value either as other current assets or accrued liabilities on the consolidated statements of financial position. The Company determines the fair value of the derivative financial instruments using relevant market inputs when no quoted market prices exist for the instruments. The fair value of the derivative financial instruments is determined by comparing the rates when the derivatives are acquired to the market rates at period-end. The key inputs include interest rate yield curves, foreign exchange spot and forward rates. The Company classifies cash flows from its derivative programs as cash flows from operating activities in the consolidated statements of cash flows.

The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. In order for a derivative to qualify for hedge accounting, the derivative must be formally designated as a fair value, cash flow or net investment hedge by documenting the relationship between the derivative and the hedged item. The documentation includes a description of the hedging instrument, the hedged item, the risk being hedged, the Company’s risk management objective and strategy for undertaking the hedge, the method for assessing the effectiveness of the hedge and the method for measuring hedge ineffectiveness. Additionally, the hedge relationship must be expected to be highly effective at offsetting changes in either the fair value or cash flows of the hedged item at both inception of the hedge and on an ongoing basis. The Company assesses the ongoing effectiveness of its hedges on a quarterly basis.

Cash flow hedges
The Company’s hedging activities include a hedging program to hedge the economic exposure from anticipated U.S. dollar denominated sales. The Company hedges a portion of these forecasted foreign denominated sales with forward exchange contracts. These transactions are designated as cash flow hedges and are accounted for under the hedge accounting.  The Company hedges anticipated U.S. dollar denominated sales that are expected to occur over its planning cycle, typically no more than 12 months into the future.  The effective portion of the hedge gain or loss is initially reported as a component of accumulated other comprehensive income and subsequently reclassified into revenues when the hedged exposure affects earnings. Any ineffective portion of related gains or losses is recorded in the consolidated statements of operations immediately.

Other derivatives
Derivatives not designated as hedges are recorded at fair value on the consolidated statements of financial position, with any changes in the mark to market being recorded in the consolidated statements of operations. Interest rate swap contracts may be used as part of the Company’s program to manage the fixed and floating interest rate mix of the Company’s total debt portfolio and the overall cost of borrowing. The Company uses short-term foreign currency forward exchange contracts to hedge the revaluations of the foreign currency balances. The Company has also identified embedded derivatives in certain supply contracts.

Nordion Inc. Fiscal 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

Comprehensive income
The Company defines comprehensive income as net income plus the sum of the changes in unrealized gains (losses) on derivatives designated as cash flow hedges, unrealized gains (losses) on translation of debt designated as a hedge of the net investment in self-sustaining foreign subsidiaries, unrealized gains (losses) on pension liability adjustments, foreign currency translation gains (losses) on self-sustaining foreign subsidiaries and an unrealized gain (loss) on translation resulting from the application of U.S. dollar reporting and is presented in the consolidated statements of shareholders’ equity and comprehensive income (loss), net of income taxes.

Uncertainties and estimates

In addition to “Critical accounting policies and estimates” described above, this section further discusses inherent uncertainties in our net income resulting from foreign exchange rate fluctuations as well as certain balance sheet items that involved critical estimates and judgments.

Fluctuation in net income from changes in foreign exchange rates

As a Canadian company that operates globally and holds a large percentage of its cash and has a large number of transactions in U.S. dollars, our net income may have significant fluctuations as result of foreign exchange movements primarily between the Canadian and U.S. dollar.  The majority of our operations are located in Canada, however, the vast majority of our sales (96% in 2012) are to customers outside of Canada. We also have a number of supply agreements with companies outside of Canada. These supply agreements include the supply of Co-60 to 2024 from Isotope in Russia, which is denominated in U.S. dollars. In addition to being a common currency for international transactions, the majority of our sales are in U.S. dollars. Therefore, we believe that contracting in U.S. dollars for certain international contracts, including the agreement with Isotope, is preferred with respect to the economic impact on the cash flow of the Company as it better matches the currency of the cash outflows of the Company to our cash inflows (revenues) in U.S. dollars.

Despite using a U.S. dollar reporting currency, these U.S. dollar contracts may create significant fluctuations in our net income. Under U.S. accounting guidelines, an embedded derivative may be created when companies enter into transactions that are not denominated in the currencies of the parties to the transaction. For accounting purposes, the functional currency of our Canadian operations is the Canadian dollar and all our future purchase and sale commitments with non-U.S. based enterprises that are denominated in U.S. dollars usually result in an embedded derivative being present. These embedded derivatives are revalued at the end of each reporting period based on the change in foreign exchange rates, in our case, primarily the Canadian to U.S. dollar exchange rate. The most significant embedded derivatives in our business relate to the long-term supply agreement with our Russian supplier Isotope. The remaining purchase commitments associated with this agreement, over 12 years for Co-60 purchases, are revalued at the end of each quarterly period. Although the calculation is complex and involves a number of variables including current and forward Canadian to U.S. dollar exchange rates and discount rates, an indicative impact of a one cent movement in the Canadian to U.S. dollar exchange rate may result in a gain or loss of approximately $0.5 million for accounting purposes. As a result, embedded derivative gains and losses are expected to be significant in our operating and net income in the future.

In addition, at the end of each quarter, we revalue all monetary assets and liabilities that are expected to be realized in cash that are in a currency other than the functional currency of the entity within Nordion in which they are recorded. This revaluation creates a foreign exchange gain or loss that is reflected in Other expenses, net, which is included in operating income and net income. We generally hold the majority of our cash in our Canadian functional currency entity in U.S. dollars, which is revalued at the end of each quarter.

The gain or loss from embedded derivatives and/or the revaluation of monetary assets and liabilities reflects the movement of foreign exchange rates within the period and, therefore, a gain or loss in one quarter will not imply that there will be a similar gain or loss in a subsequent quarter unless there is a similar movement of foreign exchange rates within the quarter.

Currently our Canadian dollar costs are significantly higher than our Canadian dollar revenue and therefore our operating income and net income are negatively impacted by the strengthening of the Canadian dollar relative to the U.S. dollar, and vice versa. While we may be able to increase our revenue in Canadian dollars, or hedge all or a portion of the Canadian to U.S. dollar difference between our costs and revenues for a period of time, changes in foreign exchange rates may still have an impact on our operating income and net income.

Critical estimates in deferred tax assets and certain long-term assets

As of October 31, 2012, we reported $57.0 million of deferred tax assets, all of which relate to our Canadian operations and could be used to reduce future cash taxes in Canada. We made critical estimates and judgments, primarily related to our forecast of future income, that the Company will significantly benefit from existing tax losses, R&D tax credits, and other carryovers that can be applied to reduce cash taxes.

We are subject to taxation in our principal jurisdiction of Canada and in numerous other countries around the world. With few exceptions, we are no longer subject to examination by Canadian tax authorities for taxes filed for years prior to 2005. However, despite the fact that many of the activities related to our prior strategic repositioning during 2009 to 2011 are complete, most Canadian tax returns for 2005 and later still remain open to examination and potential adjustment by various tax authorities. As discussed in the Internal Control over Financial Reporting section of this MD&A, we have identified a material weakness in the accounting for income taxes principally related to historical transactions.

Nordion Inc. Fiscal 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

As of October 31, 2012, we also reported at fair value $1.4 million and $14.2 million of investment and long-term note receivable in Celerion Inc. (Celerion), respectively, received as part of the sale proceeds of Early Stage. We made critical estimates and judgments in determining the fair value of these assets, the going concern assumption for Celerion, and associated credit risk.

While we believe these estimates and key judgments are reasonable, different assumptions regarding such factors as industry outlook, customer demand, competitor actions, and other unforeseen events may cause future results to differ from our current estimates.

Management’s annual report on disclosure controls and procedures and internal control over financial reporting

An effective system of disclosure controls and procedures and internal control over financial reporting is highly dependent upon adequate policies and procedures, human resources and information technology. All control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention or overriding of the controls or procedures.  As a result, there is no certainty that our disclosure controls and procedures or internal control over financial reporting will prevent all errors or all fraud.  In addition, changes in business conditions or changes in the nature of the Company’s operations may render existing controls inadequate or affect the degree of compliance with policies and procedures.  Accordingly, even disclosure controls and procedures and internal control over financial reporting determined to be effective can only provide reasonable assurance of achieving their control objectives.

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure. We, including the CEO and CFO, have evaluated the effectiveness of our disclosure controls and procedures as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators.  Based on that evaluation, we, including the CEO and CFO, have concluded that, as a result of the material weakness described below in our report on internal control over financial reporting, disclosure controls and procedures were not effective as of October 31, 2012.

Internal control over financial reporting

Management of Nordion, under the supervision of the CEO and CFO, is responsible for the design and operation of internal control over financial reporting and evaluates the effectiveness of these controls on an annual basis using the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on the evaluation performed as at October 31, 2012 and because of the material weakness described below, management concluded that internal control over financial reporting was not effective as of October 31, 2012. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

As of October 31, 2012, the Company did not maintain effective internal control over financial reporting in the accounting for income taxes principally related to historical transactions. Specifically, management has not yet completed a process of reviewing and evaluating the accounting and reporting of its income tax accounts based on the complex transactions principally arising from prior years, particularly considering the reduced size and scope of the Company which has resulted in a significantly reduced level of materiality. While this material weakness is not pervasive in scope, it resulted in non-material errors to the financial statements that were identified and corrected prior to release and, accordingly, there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Remediation of the material weakness from the prior year and related material changes in internal control over financial reporting

As at the end of fiscal 2010, Management had concluded that the technical complexity and volume of work associated with the strategic repositioning plan placed substantial demands on the Company’s tax resources, which in turn diminished the operating effectiveness of our internal controls for both routine and non-routine income tax accounting and reporting.

During fiscal 2012, we have continued to monitor our accounting and reporting for our income tax accounts related to the complex transactions of prior years. We have identified those issues on which we need to focus our remediation efforts and are progressing on the resolution of these issues in accordance with our plan. We intend to continue our efforts to strengthen and enhance our disclosure controls and procedures and internal control over this identified area of deficiency until the material weakness is fully remediated.

Nordion Inc. Fiscal 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management implemented a number of measures during fiscal 2011 and 2012 designed to remediate these identified control deficiencies including:
•	augmenting technical accounting and tax resources with external support from professional accounting firms other than our independent registered public accounting firm;
•	the hiring of additional tax specialists into our tax group;
•
the development and implementation of a plan to review the historical tax positions and exposures for all legal entities in a complete and effective manner and in light of a lower reporting materiality;

•	working with various taxation authorities to expedite their audits of our open tax years;
•	the consideration of enhancements to the level of automation in our tax accounting and working paper preparation; and,
•	further strengthening of the design of internal controls over complex and non-routine transactions.

The measures noted above have allowed us to make substantial progress on this matter but as at October 31, 2012, we do not yet consider the material weakness to have been remediated.

Caution regarding forward-looking statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including under applicable Canadian securities laws and the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. This document contains forward-looking statements, including but not limited to, statements relating to our expectations with respect to: our business strategy and the competitive landscape; factors influencing our commercial success; the demand for and supply of our products and competing products; the supply of the inputs for our products; potential outcomes of current legal proceedings and our internal investigation; the potential for additional legal and regulatory proceedings; the regulatory status of our products, reimbursement approvals and the costs and results of clinical trials; our research and development initiatives; our estimates of future site remediation costs; our intentions with respect to our liquidity levels and access to capital; and more generally statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may”, “will”, “could”, “should”, “would”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “project”, “expect”, “intend”, “indicate”, “forecast”, “objective”, “optimistic”, “assume”, “endeavour”, and similar words and expressions are intended to identify forward-looking statements.

Forward-looking statements are necessarily based on estimates and assumptions made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances, but which are inherently subject to significant business, political, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, the following factors, which are discussed in greater detail in the “Risk Factors” described in section 5 of the AIF; and our success in anticipating and managing these risks:  availability of supply of reactor-based isotopes; business interruptions; the Company’s primary Targeted Therapies product, TheraSphere, is sold under a Humanitarian Device Exemption in the U.S.; anti-corruption and fraud and abuse risk; effectiveness of internal controls; risks arising from doing business in various countries around the world; dependence on one customer for the majority of the Medical Isotopes segment revenue and earnings; risks related to the Company’s credit facility agreement; shareholder activism; sources of supply; reimbursement risk; an unfavourable outcome of one of the Company’s clinical trials for TheraSphere®; external forces may result in significant declines in pricing and/or sales volumes; the Company’s primary operating locations handle and store hazardous and radioactive materials; the Company faces significant competition and may not be able to compete effectively; long-term supply commitments of Co-60; risks related to insurance coverage; the Company’s business, financial condition, and results of operations are subject to significant fluctuation; current and future litigation and regulatory proceedings; risks relating to the Company’s defined benefit pension plans; the Company is subject to complex and costly regulation; Restrictions on foreign ownership; outcome of the Company’s arbitration with AECL and its lawsuit against AECL; Risks related to any strategic transaction; compliance with laws and regulations affecting public companies; the Company may be unable to effectively introduce and market new products and services, or may fail to keep pace with advances in technology; foreign currency exchange rates may adversely affect results; changes in trends in the pharmaceutical and biotechnology industries; regulations may reduce demand for the Company’s products and services, and increase expenses; current economic instability; volatility of share price and dividend policy; dependence on information technology (IT) systems and communication systems; uncertain disposal and decommissioning costs; access to cash for ongoing operations or for strategic transactions; intellectual property protection; tax reassessment risk; dependence upon the services of key personnel; labour relations.

The foregoing list of factors that may affect future results is not exhaustive. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We caution readers not to place undue reliance on our forward-looking statements, as a number of factors, including but not limited to the risk factors listed above and further described in section 5 of our 2012 AIF, could cause our actual results, performance or achievements to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements.

We do not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Nordion Inc. Fiscal 2012 Annual Report